Form 10KSB, Exhibit 13
period 1995-08-31
HEI INC
filed 1995-11-27
CIK 351298

                                    HEI, INC.                      EXHIBIT 13
                               1995 ANNUAL REPORT
TO OUR SHAREHOLDERS:

I am pleased to report substantial growth in both revenue and net income for fiscal year 1995. Revenue for the year was $23,423,000, up 35% from $17,295,000 for fiscal 1994. Net income for fiscal 1995 was $2,040,000, or $.52 per share, up 54% compared to net income of $1,325,000, or $.34 per share for 1994.

In addition to the continued strengthening of our position in the hearing instrument market, major contributions to growth over the past few years, including fiscal 1995, have come from relatively large programs with leading providers of high density disk drives. As we have seen in the past, these relatively large and dynamic programs tend to create peaks and valleys in our quarter-to-quarter performance. The phase out of one such program resulted in a downturn in fourth quarter results for fiscal 1995, and will impact the first few months of fiscal 1996 until the unused capacity is filled by new programs. Subsequently, HEI was awarded a production contract by a major manufacturer of disk drives, with the potential to more than absorb the capacity made available by the recent phase-out, and to become a substantial contributor to our revenue starting in the second half of fiscal 1996.

Revenue for the fourth quarter of fiscal 1995 was $5,418,000, while revenue for the fourth quarter of the previous year was $6,255,000. Net income for the quarter just ended was $314,000, or $.08 per share, compared to $666,000, or $.17 per share for the fourth quarter of fiscal 1994.

We are taking steps to moderate the volatility caused by these large programs in two ways. First, we recently announced a planned $1.8 million facility expansion that will allow doubling of our manufacturing capacity in ultraminiature microcircuitry as required to meet the needs of our customers and prospects. Current active prospects could more than fully utilize our present capacity. The expansion is expected to enhance our ability to attract these large programs and potentially to accommodate multiple programs simultaneously, thereby reducing the impact of any single program. Second, we intend to continue our efforts to grow in medical devices and other markets of opportunity where the technology and processes developed for our current applications have value. While these other applications typically do not develop as quickly as those in the computer market, they can offer stability and excellent growth prospects for the future.

We have also continued to strengthen our financial position. As of August 31, 1995, we had cash and cash equivalent and short-term investment balances of $5,258,000, up $2,961,000 from the end of the previous fiscal year. We also had no bank debt, and finished the fiscal year with an average current ratio over 4:1.

1995 OPERATIONS

We sustained our focus on the design and production of ultraminiature devices, with emphasis on thick film hybrids and related technologies, during fiscal 1995. Our continuing investments in plant and equipment, and in key support staff, have strengthened our design and manufacturing capabilities and have produced further manufacturing efficiencies along with measurably higher levels of quality. We expect these enhanced capabilities to be the basis for ongoing customer service improvements and competitive advantage, and to provide a sound basis for future growth as a leading edge provider of custom devices for high reliability applications in the computer peripheral, medical and industrial markets.

Custom Design and Manufacturing

Our ongoing concentration on the custom design and manufacture of innovative ultraminiature packaging solutions continues to yield technology transfers across multiple markets and applications; our hearing and medical instrumentation customers continue to benefit from developments for our customers in the computer peripheral market, and vice versa. Further, we believe that our growing credibility as a responsive, on-time provider of quality circuit assemblies for high density disk drives can lead to significant opportunities for expansion in this very large market segment.

A growing portion of our shipments in fiscal 1995 was to providers of miniaturized high-reliability medical instrumentation. Although product development and release cycles are significantly longer in this segment than in the more volatile disk drive market, we are confident that our growing base and reputation in this segment will lead to a significant amount of future business. HEI remains a leader in the design and manufacture of state-of-the-art circuit packaging for hearing instrument providers, and we are optimistic that our position and enhanced capabilities will continue to serve us well in the future in this market.

Light Pens

HEI has retained its strong position in the market for Light Pens--specialized devices to move and manage the cursor or position indicator on computer monitors (cathode ray tube screens or "CRT's"). While the overall market for these devices has not grown as much as we had anticipated, we have continued development programs targeted at selected niche applications and marketing efforts aimed at reaching these end users. We remain optimistic that these efforts, plus the unique application of our rugged, ultraminiature microelectronics technology to these devices, will address the needs of this market with increasing success.

International

Our international activity continues to grow as we participate in a worldwide market for our services. Offshore shipments, primarily to Western Europe and Asia, grew to 21% of our total revenues in fiscal 1995. In June 1995, HEI was awarded a certificate of registration to the ISO 9001 Quality Systems Standard for our Victoria, Minnesota based design, development, production, installation and servicing operations. The Company was audited to the newly revised 1994 version of this standard for Quality Assurance by representatives from the National Standards Authority of Ireland, an international standards registrar. We anticipate that this certification, along with our ongoing improvement under the standard, will serve us particularly well with remote customers by attesting to the Company's high quality standards.

1996 PLANS

Our major objective for 1996 will be to expand and broaden our capabilities and our base of accounts. The added capacity afforded by the expansion of our Victoria, Minnesota manufacturing facility is expected to help alleviate customer concerns related to our size, and open the door for new opportunities. We currently plan on securing long term financing at favorable rates for the $1.8 million plant expansion, and to finance on a five to seven year basis much of the capital equipment that we foresee installing during the initial three years of expanded operation. We will continue to pursue our target markets in the computer, medical and hearing instrumentation industries, and continue efforts to develop a more stable base for long-term growth.

We expect to see ongoing pressure on prices and margins in fiscal 1996 and beyond, as we expand our business into broader markets worldwide. In response, we will continue to emphasize goals of quality and productivity improvement. These efforts, along with our past record of progress in these areas and our proven ability to provide innovative packaging solutions, position HEI to meet this challenge. We also anticipate that the ISO standard and our internal quality programs will continue to serve us well, providing a formula for future improvements.

Fiscal year 1995 was characterized by significant growth and success, but we approached the physical limits of our capacity in certain areas. We expect to emerge from fiscal year 1996 with the plant capacity to sustain further growth as a credible and respected supplier of quality services and products to a larger segment of our target markets. With an exceptionally strong financial position, a proven infrastructure of talented employees and production processes, and a growing base of key customers, I look forward to the challenges of the coming year with enthusiasm and optimism.


Eugene W. Courtney
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Management's Discussion and Analysis of Financial Condition and Results of Operations

FINANCIAL CONDITION

     The Company's net cash flow provided by operating activities for the year ended August 31, 1995, was $3,366,000. The significant components of this operating net cash flow were positive cash flow of $2,943,000 from operations before changes in current operating items and a $755,000 decrease in accounts receivable, offset by a $319,000 decrease in accounts payable. The decrease in accounts receivable is attributable primarily to lower shipment volumes in the fourth quarter of 1995 compared to the fourth quarter of 1994.

     Accounts receivable average days outstanding were 42 days as of August 31, 1995 compared to 51 days for the same period a year ago primarily due to improved collections. Inventory turns were 7.5 turns as of August 31, 1995 compared to 8.8 turns for the same period a year ago. The inventory turn decrease is primarily due to lower shipments during the fourth quarter of 1995 as compared to the fourth quarter of 1994.

     In addition to purchasing $634,000 of capital equipment, the Company increased short-term investments, primarily in treasury bills, to $3,820,000, up $3,102,000 from a year ago. The current ratio at the end of 1995 was 6.2:1 as compared to 4.0:1 at the end of last year; however, the average current ratio in 1995 was 4.2:1.

     Capital expenditures for 1995 of $634,000 were primarily for new manufacturing equipment, including two automatic component placement systems, an additional wire bonder, and semi-automatic printing equipment.

     In March 1995, the Company completed a new financing agreement which provides for a $3,000,000 revolving line of credit. As of August 31, 1995, there were no borrowings under the line. Borrowings under this agreement would be collaterized by accounts receivable. The agreement contains certain restrictive covenants including limitations on other borrowings and maintenance of specified financial levels and ratios for net income, tangible net worth and debt to tangible net worth. Borrowings are limited to the lesser of $3,000,000 or the borrowing base, which is 80% of eligible accounts receivable. Interest on the borrowings is based on the Company's option, at the lender's prime rate of interest or 2% above the lender's LIBOR rate.

     During fiscal 1996, the Company intends to expend approximately $4.3 million for a facility addition, manufacturing facility improvements and capital equipment. These additions will increase manufacturing capacity to meet anticipated requirements for continued revenue growth. It is expected that these expenditures will be funded primarily through long-term financing.

RESULTS OF OPERATIONS

APPROXIMATE SALES BY PRODUCT LINE
(IN THOUSANDS)            1995       1994      1993
Microelectronics       $21,187    $14,888   $16,580
Peripheral products      2,157      2,334     2,165


Other                       79         73       148
                       -------    -------   -------
Total                  $23,423    $17,295   $18,893


SALES

     1995 VS. 1994: Sales in 1995 increased 35% from fiscal 1994, from $17.3 million to $23.4 million. Sales of microelectronic circuits, which include opto-electronic circuits, increased 42% from the prior year from $14.9 million to $21.2 million. This increase was primarily due to increased shipments in 1995 of microelectronic devices to the computer disk drive market, primarily to the IBM Corporation and another disk drive manufacturer. Shipments of microelectronic circuits to IBM were 30% and 49% of HEI's total sales in 1995 and 1994, respectively. During mid-year 1995, shipments of microelectronic circuits to IBM were discontinued as the product reached the end of its life cycle. During the second quarter of fiscal 1995, the Company began manufacturing circuits for another major disk drive manufacturer, utilizing some of the capacity available from the conclusion of the IBM order. Shipments to this disk drive manufacturer accounted for 27% of the Company's sales in 1995, but are expected to phase out during the first quarter of fiscal 1996. Recently the Company entered into a production contract with another manufacturer of high density disk drives to build circuits. Shipments to this customer are expected to reach production volumes in the second half of fiscal 1996.

     Because the Company's sales to the computer disk drive market are generally tied to the customer's projected sales and production of the related product, the Company's sales levels are subject to fluctuations outside of the Company's control. To the extent that sales to any one customer represent a significant portion of the Company's sales, any change in the level of sales to that customer can have a significant impact on the Company's total revenues. In addition, production for one customer may conclude while production for a new customer has not yet begun or is not yet at full volume. These factors may result in significant fluctuations in sales from quarter to quarter.

     1994 VS. 1993: HEI's 1994 sales decreased 8% from fiscal 1993, from $18.9 million to $17.3 million. Sales of microelectronic circuits decreased 10% from the prior year as a result of reduced orders from the Company's largest account in the first half of fiscal 1994. Sales of peripheral products increased 8% from the prior year due to higher demand.

PERCENTAGE OF SALES

                                      1995        1994       1993
Sales                                 100%        100%       100%
Gross profit                           26%         28%        36%
Selling, general and administrative    10%         12%        11%
Research, development and engineering   3%          4%         3%


GROSS PROFIT

     1995 VS. 1994: The Company's gross profit as a percentage of sales was 26% in 1995, compared to 28% in 1994. The reduced gross profit rate reflects primarily the impact of increased competitive pressures to lower prices on new programs. The Company anticipates continuing pressure on gross profit rates in fiscal 1996 as a result of both the aforementioned volatility in shipments to the computer peripheral market and increasingly competitive pricing.

     1994 VS. 1993: The Company's gross profit as a percentage of sales was 28% in 1994 compared with 36% in 1993. The reduced gross profit rate in 1994 reflects the impact of lower sales accompanied by increases in indirect manufacturing expenses and pressures to lower prices.

OPERATING EXPENSES

     1995 VS. 1994: Fiscal year 1995 selling, general and administrative expenses increased 15% from 1994 and research, development and engineering expenses increased 11%. Both increases were in support of increased product development and shipments. As a percentage of sales, selling, general and administrative expenses for fiscal 1995 decreased to 10% versus 12% for fiscal 1994 reflecting increased sales. In fiscal 1996, the Company plans to continue strengthening its product design and marketing capabilities.

     1994 VS. 1993: Fiscal year 1994 selling, general and administrative expenses decreased 2% and research, development and engineering expense increased 11% from the prior year.

OTHER INCOME

     1995 VS. 1994: Other income increased $168,000 over fiscal 1994 primarily due to increased interest income on short-term investments.

     1994 VS. 1993: Other income increased $55,000 primarily due to increased interest income.


NET INCOME

     1995 VS. 1994: The Company had net income of $2,040,000 for 1995 compared to net income of $1,325,000 for 1994. This increase was primarily due to increased revenues and was partially offset by reduced gross profit margins. Operating income of $3,005,000 was up $980,000 from 1994 reflecting a gross profit increase of $1,362,000 partially offset by an operating expense increase of $382,000 over 1994. The effective tax rate for both fiscal 1994 and 1995 was 37%.

     1994 VS. 1993: The Company had net income of $1,325,000 for 1994 compared to a net income of $2,538,000 for 1993. The reduced net income from 1993 was due to a sales decrease of 8%, a reduced gross profit rate of 28% in fiscal 1994 compared to 36% in fiscal 1993, and an operating expense increase of $29,000.

HEI, INC. FIVE YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION
(Dollars in thousands, except per share amounts)
Years Ended August 31

----------------------------------------------------------------------
                 1995       1994       1993       1992       1991
----------------------------------------------------------------------
Net sales      $23,423    $17,295    $18,893    $14,138    $ 9,038
Cost of sales   17,263     12,497     12,174      9,491      6,527
----------------------------------------------------------------------
Gross profit     6,160      4,798      6,719      4,647      2,511
----------------------------------------------------------------------
Operating expenses:
 Selling, general and
administrative   2,401      2,094      2,130      1,963      1,823
 Research, development
and engineering    754        679        614        565        646
----------------------------------------------------------------------
Operating income
                 3,005      2,025      3,975      2,119         42
----------------------------------------------------------------------
Income (loss)
 before income
   taxes         3,250      2,102      3,997      2,012        (51)
----------------------------------------------------------------------
Income taxes     1,210        777      1,459        150         24
----------------------------------------------------------------------
Net income
 (loss)        $ 2,040    $ 1,325    $ 2,538    $ 1,862    $   (75)
----------------------------------------------------------------------
Net income (loss) per common share:

Primary        $   .52    $   .34    $   .66    $   .57    $  (.04)
Fully diluted  $   .52    $   .34    $   .66    $   .54    $  (.04)
----------------------------------------------------------------------
Weight average number of common
 and common equivalent shares outstanding:
Primary      3,898,662  3,857,737  3,821,729  3,284,725  1,957,291
Fully
 diluted     3,954,028  3,878,925  3,826,876  3,443,235  1,957,291


----------------------------------------------------------------------
Balance sheet:
 Current
  assets       $ 9,983    $ 7,903    $ 5,743    $ 4,054    $ 2,956

 Total assets   12,857     10,905      8,564      5,850      4,394

 Current
  liabilities    1,603      1,976      1,532      1,907      2,760

 Long-term debt,
  less current
  maturities                                        308

 Shareholders'
  equity        10,982      8,671      6,762      3,635      1,634
----------------------------------------------------------------------

HEI, INC. BALANCE SHEET
(Dollars in thousands, except per share amounts)

----------------------------------------------------------------------
As of August 31                                       1995      1994
----------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                         $ 1,438    $ 1,579
  Short-term investments                              3,820        718
                                                      -----      -----
                                                      5,258      2,297
  Accounts receivable, net                            2,525      3,421
  Inventories                                         1,851      1,829
  Other, principally deferred tax assets                349        356
----------------------------------------------------------------------
Total current assets                                  9,983      7,903
----------------------------------------------------------------------

Property and equipment:
  Land                                                  184        184
  Building and improvements                           1,398      1,398
  Fixtures and equipment                              5,475      4,870
  Accumulated depreciation and
    amortization                                     (4,183)    (3,450)
----------------------------------------------------------------------

Net property and equipment                            2,874      3,002
----------------------------------------------------------------------
Total assets                                        $12,857    $10,905
----------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Accounts payable                                      $385       $704
 Accrued liabilities                                  1,043        906
 Income taxes payable                                   175        366



----------------------------------------------------------------------
Total current liabilities                             1,603      1,976
----------------------------------------------------------------------
Deferred tax liability                                  272        258
----------------------------------------------------------------------

Shareholders' equity:
 Undesignated stock; 5,000,000 shares authorized,
  none issued
 Common stock, $.05 par; 10,000,000 shares authorized;
  3,791,597, and 3,685,520 shares issued
    and outstanding                                     190        184
 Paid-in capital                                      6,183      5,918
 Retained earnings                                    4,609      2,569
----------------------------------------------------------------------
Total shareholders' equity                           10,982      8,671

----------------------------------------------------------------------
Total liabilities and shareholders' equity          $12,857    $10,905
----------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

HEI, INC. STATEMENT OF OPERATIONS
(Dollars in thousands, except per share amounts)


----------------------------------------------------------------------
Years Ended August 31                       1995       1994       1993
----------------------------------------------------------------------
Net sales                               $ 23,423   $ 17,295   $ 18,893
Cost of sales                             17,263     12,497     12,174
----------------------------------------------------------------------
Gross profit                               6,160      4,798      6,719
----------------------------------------------------------------------
Operating expenses:

 Selling, general and
  administrative                           2,401      2,094      2,130

 Research,development and
  engineering                                754        679        614
----------------------------------------------------------------------
Operating income                           3,005      2,025      3,975
----------------------------------------------------------------------
Other, principally interest income          (245)       (77)       (22)
----------------------------------------------------------------------
Income before income
  taxes                                    3,250      2,102      3,997
----------------------------------------------------------------------

Current income taxes                       1,210        777      1,629

Benefit arising from utilization
 of net operating loss carryforwards                              (170)
----------------------------------------------------------------------
Income taxes                               1,210        777      1,459
----------------------------------------------------------------------

Net income                               $ 2,040    $ 1,325    $ 2,538



----------------------------------------------------------------------
Net income per common share              $   .52    $   .34    $   .66
----------------------------------------------------------------------
Weighted average number of common
 and common equivalent shares
 outstanding                           3,898,662  3,857,737  3,821,729
----------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

HEI, INC. STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(Dollars in thousands)

-----------------------------------------------------------------------
                                Common Stock        Paid-in    Retained
                           Shares          Amount   Capital    Earnings
                      Outstanding     Outstanding          (Accumulated
                                                            Deficit)
-----------------------------------------------------------------------
Balance, August 31,
 1992                   3,177,310          $   159    $4,770   $(1,294)

 Net income                                                      2,538

 Issuance of common shares
  under employee stock purchase
  and option plans        456,125               23       566
-----------------------------------------------------------------------

Balance, August 31,
 1993                   3,633,435              182     5,336     1,244

Net income                                                       1,325

Tax benefit of nonqualified
 stock options                                           458

Issuance of common shares
 under employee stock purchase
 and option plans          52,085                2       124
-----------------------------------------------------------------------

Balance, August 31,
 1994                   3,685,520              184     5,918     2,569

Net income                                                       2,040

Tax benefit of nonqualified stock options                 50

Issuance of common shares
 under employee stock purchase
 and option plans         106,077                6       215
-----------------------------------------------------------------------

Balance, August 31,
 1995                   3,791,597           $  190    $6,183    $4,609
-----------------------------------------------------------------------



The accompanying notes are an integral part of the financial statements.

HEI, INC. STATEMENT OF CASH FLOWS

(Dollars in thousands)

----------------------------------------------------------------------
Years Ended August 31                       1995       1994       1993
----------------------------------------------------------------------
Cash flow provided by operating activities:

 Net income                             $  2,040   $  1,325   $  2,538

 Depreciation and
  amortization                               759        640        462

 Provision for doubtful
  accounts                                   141        150         86

 Other                                         3          4         26


Changes in current operating items:

 Accounts receivable                         755     (1,248)      (765)

 Inventories                                 (22)      (739)       251

 Prepaid expenses and other                   21         30         (5)

 Accounts payable                           (319)       140       (143)

 Accrued liabilities                         179          3         17

 Income taxes payable                       (191)       306        (87)

----------------------------------------------------------------------
  Net cash flow provided by operating
   activities                              3,366        611      2,380
----------------------------------------------------------------------

Cash flow used for investing activities:

 Purchase of short-term investments       (6,910)      (936)    (1,132)

 Maturity of short-term investments        3,808      1,044        606

 Additions to property and
  equipment                                 (634)      (825)    (1,513)
----------------------------------------------------------------------


  Net cash flow used for investing
   activities                             (3,736)      (717)    (2,039)
----------------------------------------------------------------------

Cash flow provided by financing activities:

 Repayment of long-term debt                                      (390)

 Principal payments for obligations under
  capital leases                             (42)       (47)       (38)

 Tax benefit of nonqualified stock
  options                                     50        458

 Issuance of common shares                   221        126        589
----------------------------------------------------------------------
  Net cash flow provided by
   financing activities                      229        537        161
----------------------------------------------------------------------

Net increase (decrease) in cash and cash
 equivalents                                (141)       431        502

Cash and cash equivalents,
 beginning of year                         1,579      1,148        646
----------------------------------------------------------------------

Cash and cash equivalents,
 end of year                             $ 1,438    $ 1,579   $  1,148
----------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
----------------------------------------------------------------------

Interest paid                            $     2    $     6   $     40

Income taxes paid                          1,351        429      1,524
----------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

SUMMARY OF QUARTERLY OPERATING RESULTS (unaudited)

(Dollars in thousands, except per share amounts)

----------------------------------------------------------------------
Fiscal year 1995                 First     Second     Third    Fourth
----------------------------------------------------------------------
Net sales                       $5,947     $5,924    $6,134    $5,418

Gross profit                     1,916      1,735     1,328     1,181

Operating income                 1,081        952       526       446

Net income                         710        652       364       314

----------------------------------------------------------------------
Net income per share            $  .18      $ .17     $ .09     $ .08
----------------------------------------------------------------------
Fiscal year 1994 (unreviewed)    First     Second     Third    Fourth
----------------------------------------------------------------------
Net sales                       $3,119     $3,154    $4,767    $6,255

Gross profit                       860        735     1,493     1,710

Operating income                   148         95       748     1,034

Net income                         102         72       485       666
----------------------------------------------------------------------
Net income per share            $  .03     $  .02    $  .13    $  .17
----------------------------------------------------------------------


Note:

The summation of quarterly net income per share for 1994 does not equate to the calculation for the year since the quarterly calculations are performed on a discrete basis.

Notes to Financial Statements

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     HEI, Inc. (the Company) specializes in the design and manufacture of custom microelectronics (thick film hybrid circuits and optical switches and assemblies) and light pens.

CASH AND CASH EQUIVALENTS.

     The Company considers its investments in all highly liquid debt instruments with original maturities of three months or less at date of purchase to be cash equivalents. The carrying amount approximates fair value because of the short maturity of those instruments.

INVENTORIES.

     Inventories are stated at the lower of cost or market and include materials, labor and overhead costs. The first-in, first-out cost method is used to value inventories.

     The allowance for excess or obsolete stock is determined based on the Company's continuing analysis of inventory levels in excess of current requirements or considered to be obsolete. The Company has established an estimated allowance to record inventories at estimated net realizable value.

PROPERTY AND EQUIPMENT.

     Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the property and equipment.

     Maintenance and repairs are charged to expense as incurred. Major improvements and tooling costs are capitalized and depreciated over their estimated useful lives. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are removed from the related accounts, and any resulting gain or loss charged or credited to operations.

INCOME TAXES.

    Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. Income tax expense is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

REVENUE RECOGNITION.

     Revenue is recognized at the time of shipment. Product returns are applied against revenue.

PRODUCT WARRANTY.

     The Company records estimated product warranty costs in the period in which the related sales are recognized.

NET INCOME PER COMMON SHARE.

     Net income per common share is based on the weighted average number of common and common equivalent shares outstanding, assuming the exercise of stock options and warrants, when dilutive.

USE OF ESTIMATES.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS.

     Certain reclassifications have been made to 1994 amounts to conform to the 1995 presentation with no effect on previously reported net income and shareholders' equity.

2.  MAJOR CUSTOMERS, CONCENTRATION OF CREDIT RISK
     AND GEOGRAPHIC DATA

     Major customers, each of which accounted for more than 10% of the Company's total sales for the years ended August 31, were as follows:

                                           1995       1994          1993
                                           ----       ----          ----

Customer A                                  30%        49%           54%
Customer B                                  27
Customer C                                  12         19            15

The Company generally sells its products to original equipment manufacturers in the United States and abroad in accordance with supply contracts specific to certain manufacturer product programs. The Company performs ongoing credit evaluations of its customers financial condition and, generally, does not require collateral from its customers. The Company's continued sales to these customers is often dependent upon the continuance of the customer's product programs. The Company's ten largest customers accounted for approximately 89% of sales in 1995, 86% in 1994 and 86% in 1993 and approximately 87% and 86% of accounts receivable at August 31, 1995 and 1994, respectively.
The Company had sales of $2,493,000 to Hong Kong in 1995 and $2,230,000 to Singapore in 1994. Total export sales were $4,995,000 in 1995 and $2,749,000 in 1994.

3. OTHER FINANCIAL STATEMENT DATA

     The Company had $895,000 in cash and cash equivalents and short-term investments at August 31, 1994 invested with a single banking institution, and $1,607,760 and $1,355,000 in cash and cash equivalents and short-term investments at August 31, 1995 and 1994, respectively, invested with an affiliate of the same banking institution. Short-term investments are primarily treasury bills at August 31, 1995 and certificates of deposit at August 31, 1994.

     The following provides additional information concerning selected balance sheet accounts at August 31, 1995 and 1994:


                                (Dollars in thousands)
Accounts receivable, net:              1995       1994
                                       ----       ----
     Trade accounts receivable      $ 2,793    $ 3,679
     Less allowance for
     doubtful accounts                 (268)      (258)
                                    -------    -------
                                    $ 2,525    $ 3,421
                                    =======    =======
Inventories:
     Purchased parts                $ 1,670    $ 1,715
     Work in process                    907        820
     Finished goods                     233        172
     Less allowance for
     excess or obsolete stock          (959)      (878)
                                    -------    -------
                                    $ 1,851    $ 1,829
                                    =======    =======

Accrued liabilities:
     Vacation and employee
     benefits                       $   398   $    298
     Payroll related                    220        141
     Real estate taxes                   75         71
     Warranty                           100         80
     Other                              250        316
                                    -------    -------
                                    $ 1,043    $   906
                                    =======    =======


4. FINANCING ARRANGEMENTS

     During fiscal 1995, the Company completed a new financing agreement which provides for a $3,000,000 revolving line of credit. At August 31, 1995, there were no borrowings under the line of credit. Borrowings under this agreement would be collateralized by accounts receivable. The agreement contains certain restrictive covenants including limitations on other borrowings and maintenance of specified financial levels and ratios for net income, tangible net worth and debt to tangible net worth. Borrowings are limited to the lesser of $3,000,000 or the borrowing base, which is 80% of eligible accounts receivable. Interest on the borrowings is, based on the Company's option, at the lender's prime rate of interest or at 2% above the lender's LIBOR rate. The prime rate of interest was 8.75% on August 31, 1995 and 7.75% on August 31, 1994. The revolving line of credit expires in March 1997.

5.  INCOME TAXES

     Income tax expense for the years ended August 31 consisted of the following:

                                             (Dollars in thousands)
                                           1995      1994      1993
                                           ----      ----      ----
Current:
              Federal                   $ 1,106     $ 730   $ 1,359
              State                         104        47       270
                                        -------     -----    ------
Current tax expense                       1,210       777     1,629
                                        -------     -----    ------
Benefit arising from
  utilization of net operating
  loss carryforwards                         --        --      (170)
                                         ------     -----    ------
Income tax expense                       $1,210     $ 777    $1,459
                                         ======     =====    ======

     The components of the deferred tax assets and liability at August 31, 1995 and 1994 are as follows:

                                          (Dollars in thousands)
                                          1995               1994
                                     ---------          ---------
Deferred tax assets:
     Allowance for doubtful
      accounts                        $     99          $       95

     Inventories                           274                 282

     Accrued liabilities                   101                  94

     Other                                  72                  69
                                         -----               -----
                                           546                 540

     Valuation allowance                  (274)               (282)
                                         -----               -----

                                          $272                $258
                                         =====               =====

Deferred tax liability:

     Depreciation                        $(272)              $(258)
                                         ======              ======


Management has retained the valuation allowance for the deferred tax asset related to the reserve established for excess or obsolete inventories due to uncertainty as to the timing of disposition of such inventories.

     The Company adopted FAS109 in fiscal 1992 and has had no effect on the Company's financial position, results of operations or cash flow.

     A reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the years ended August 31 is as follows:


                                           1995      1994      1993
                                           ----      ----      ----
Federal statutory tax rate                34.0%     34.0%     34.0%
State income tax rate
  (net of federal tax
  effect)                                  3.2       3.0       4.9
Effect of net operating loss
  carryforwards                                               (2.4)
                                         ------     -----     -----
Effective tax rate                       37.2%      37.0%     36.5%
                                         =====      =====     =====

6.  STOCK BENEFIT PLANS
     1989 PLAN. Under the Company's 1989 Omnibus Stock Compensation Plan (the "1989 Plan"), a maximum of 1,200,000 shares of common stock may be issued in connection with awards that may be granted under the Plan, including qualified and nonqualified stock options, stock purchase rights and other stock-based awards.

     Stock options granted become exercisable in varying increments and generally expire five years after the date of grant. The exercise price for options granted is equal to the market value of the common stock on the date of grant.

     Under the 1989 Plan, substantially all regular full-time employees are given the opportunity to designate up to 10% of their annual compensation to be withheld, through payroll deductions, for the purchase of common stock at 85% of the lower of (i) the market price at the beginning of the plan year or (ii) the market price at the end of the plan year. During fiscal 1995, 1994, and 1993, 22,077, 12,235, and 21,850 shares at prices of $3.95, $4.74, and $2.38, respectively, were purchased under the 1989 Plan.

     DIRECTORS' OPTIONS. In fiscal 1990, the Company granted to its directors (including officers who were also directors) options to purchase, in the aggregate, 227,500 shares of common stock at an average price of $1.34 per share. Options to purchase 20,000 shares at an average price of $1.34 per share and 187,500 shares at $1.33 per share were exercised in fiscal 1994 and 1993, respectively.

     DIRECTORS' PLAN. In fiscal 1992, the shareholders approved adoption of a stock option plan for the non-employee directors. The plan, under which 400,000 shares are authorized for issuance, provides for an annual grant of 10,000 shares to each non-employee director. These grants are effective on the first business day following the annual shareholders' meeting at an exercise price equal to the fair market value on the date of grant. The options become exercisable one year after the grant date and expire five years after the grant date. Options to purchase 40,000 shares were granted each year to the four non-employee directors at $4.71 per share, $5.425 per share and $6.60 per share in 1995, 1994 and 1993, respectively. Options to purchase 30,000 shares were exercised in 1993 under the Directors' Plan at $1.525 per share.


     WARRANTS. In connection with the shareholder rights offering in fiscal 1991, the Company issued to the underwriter warrants to purchase 103,275 shares at $.60 per share exercisable for a four-year period commencing April 22, 1992. These warrants were exercised in fiscal 1993.

SUMMARY OF ACTIVITY.

The following is a summary of all activity involving options and warrants for the years ended August 31:

                                          1995      1994      1993
                                          ----      ----      ----
Outstanding, beginning of year          398,500   346,100   741,375
Granted                                 377,500    92,500    40,000
Exercised                               (84,000)  (39,850) (434,275)
Cancelled                                            (250)  ( 1,000)
                                        -------   -------   -------
Outstanding, end of year                692,000   398,500   346,100
                                       ========  ========  ========

Exercisable, end of year                308,500   212,500    64,500

Available for grant                     350,560   750,137   854,622

Exercise price of options               $ .725-    $.725-    $.725-
 and warrants outstanding               $ 6.60     $6.60     $6.60

     RIGHTS PLAN. On May 27, 1988, the Company's Board of Directors authorized a shareholder rights plan which provides for a dividend distribution of one right for each share of common stock to shareholders of record at the close of business on June 10, 1988. With certain exceptions, the rights will become exercisable only in the event that an acquiring party accumulates 20% or more of the Company's voting stock or a party announces an offer to acquire 30% or more of the voting stock. The rights will expire on June 10, 1998, if not previously redeemed or exercised. Each right will entitle the holder to purchase one-fourth of one common share at a price of $6.00 per share, subject to adjustment under certain circumstances. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase a defined number of shares of an acquiring entity or the Company's common stock at half its then current market value. The Company will generally be entitled to redeem the rights at $.05 per right at any time until the tenth day following the acquisition of 20% or more, or an offer to acquire 30% or more, of the Company's voting stock.

7.   EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) plan covering all eligible employees. Employees can make voluntary contributions to the plan of up to 20% of their compensation, not to exceed the maximum specified by the Internal Revenue Code. The plan also provides for a discretionary contribution by the Company. During fiscal years 1995, 1994 and 1993, the Company contributed $75,000, $65,000 and $49,000, respectively, to the plan.

8.  RENT EXPENSE

     Total rent expense under noncancelable operating leases was approximately $57,000 in 1995, $62,000 in 1994, and $69,000 in 1993. Future minimum rental payments under these noncancelable operating leases are not significant.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of HEI, Inc.:

     We have audited the accompanying balance sheet of HEI, Inc. as of August 31, 1995 and 1994, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended August 31, 1995, 1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HEI, Inc. as of August 31, 1995 and 1994, and the results of its operations and its cash flows for the years ended August 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

Minneapolis, Minnesota
September 29, 1995

Corporate Information

BOARD OF DIRECTORS

Robert L. Brueck
Consultant

Eugene W. Courtney
President and Chief Executive Officer
HEI, Inc.

William R. Franta
Vice President
Network Systems Corporation

Kenneth A. Schoen
Executive Vice President (ret.)
3M Company

Frederick M. Zimmerman
Chair of Manufacturing Systems Engineering Department
University of St. Thomas

CORPORATE OFFICERS AND MANAGEMENT

Eugene W. Courtney
President and Chief Executive Officer

Jerald H. Mortenson
Vice President of Finance and Administration, Chief Financial Officer and Treasurer

Dale A. Nordquist
Vice President of Sales

Thomas G. Easter
Director of Manufacturing

Scott J. Kazle
Director of Engineering

Wray A. Wentworth
Director of Corporate Quality

GENERAL COUNSEL

Moss & Barnett
Minneapolis, Minnesota

INDEPENDENT AUDITORS

Coopers & Lybrand L.L.P.
Minneapolis, Minnesota

STOCK TRANSFER AGENT AND REGISTRAR

Norwest Bank Minnesota, N. A.
Box 738
161 North Concord Exchange
South St. Paul, Minnesota  55075-0738

CORPORATE HEADQUARTERS
HEI, Inc.
Box 5000
1495 Steiger Lake Lane
Victoria, Minnesota  55386-5000
(612) 443-2500

FORM 10-KSB

     A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-KSB is available without charge by sending a written or oral request to:

     Shareholder Relations
     HEI, Inc.
     P.O. Box 5000
     Victoria, Minnesota   55386
     Phone  (612) 443-2500     Facsimile (612) 443-2668

ANNUAL MEETING OF SHAREHOLDERS

     The Company's annual meeting of shareholders will be held on   January 17,
1996 at 3:00 P.M. at The Planets (50th floor), IDS Center, 80 South Eighth Street, Minneapolis, Minnesota.

MARKET PRICE AND RELATED MATTERS

     The Company's common stock is currently traded on The Nasdaq National Market under the symbol HEII. Below are the high and low closing bid prices for each quarter of fiscal year 1995 and 1994, as reported on The Nasdaq. These quotations represent prices between dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions.

1995                 HIGH       LOW
First Quarter        $6         $4 1/4
Second Quarter       $5 1/2     $4 1/8
Third Quarter        $5 1/2     $4 3/8
Fourth Quarter       $6 3/8     $4 1/4


1994                 HIGH       LOW
First Quarter        $6 3/8     $4 3/8
Second Quarter        6          4 1/4
Third Quarter         6          4 1/2
Fourth Quarter        6          4 1/2

     As of August 31, 1995, the Company had approximately 3,300 shareholders of which approximately 800 are shareholders of record. The Company does not declare cash dividends.

STATEMENT OF FINANCIAL RESPONSIBILITY

     The accompanying financial statements, including the notes thereto, and other financial information presented in this Annual Report, were prepared by management, which is responsible for their integrity and objectivity. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based upon management's best estimates and judgments.

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance that the Company's assets are protected and that transactions are executed in accordance with established authorizations and are recorded properly. The reasonable assurance concept is based on recognition that the cost of a system of internal accounting controls should not exceed the benefit derived.

     The Audit Committee of the Board of Directors is responsible for recommending the independent accounting firm to be retained for the coming year. The Audit Committee meets periodically and privately with the independent public accountants, as well as with management, to review accounting, auditing, and financial reporting matters.

   The Company's independent certified public accountants, Coopers & Lybrand L.L.P., are engaged to audit the financial statements of the Company and to issue their report thereon. Their audit has been performed in accordance with generally accepted auditing standards.