Form 10KSB40, Exhibit 13
period 1996-08-31
HEI INC
filed 1996-11-25
CIK 351298

HEI, INC.
FIVE YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

YEARS ENDED AUGUST 31                         1996        1995        1994        1993        1992
Net sales                                   $20,680     $23,423     $17,295     $18,893     $14,138
Cost of sales                                14,957      17,263      12,497      12,174       9,491

Gross profit                                  5,723       6,160       4,798       6,719       4,647
---------------------------------------------------------------------------------------------------
Operating expenses:
  Selling, general and administrative         2,342       2,401       2,094       2,130       1,963
  Research, development and engineering         849         754         679         614         565
Gain on sale of product line, net               (45)

Operating income                              2,577       3,005       2,025       3,975       2,119
---------------------------------------------------------------------------------------------------
Income before income taxes                    2,833       3,250       2,102       3,997       2,012

Income taxes                                    720       1,210         777       1,459         150

Net income                                  $ 2,113     $ 2,040     $ 1,325     $ 2,538     $ 1,862
---------------------------------------------------------------------------------------------------
Net income per common share                    $.52        $.52        $.34        $.66        $.57
---------------------------------------------------------------------------------------------------
Weighted average number of common and
  common equivalent shares                    4,098       3,899       3,858       3,822       3,285
---------------------------------------------------------------------------------------------------
Balance sheet:
  Working capital                           $10,088     $ 8,380     $ 5,927     $ 4,211     $ 2,147
  Total assets                               22,414      12,857      10,905       8,564       5,850
  Long-term debt, less current maturities     5,271                                             308
  Shareholders' equity                       13,816      10,982       8,671       6,762       3,635
---------------------------------------------------------------------------------------------------

                                   PHOTOGRAPH

TO OUR SHAREHOLDERS


Fiscal year 1996 was a building year for HEI - establishing a foundation for future growth. Having nearly reached the limits of our Victoria, Minnesota plant capacity in fiscal 1995, we undertook a major construction and capacity expansion program throughout the past year. Manufacturing floor space was more than doubled by a 23,000 square foot building addition featuring designed-in flexibility to accommodate production line layout changes, and extensive environmental controls critical to the maintenance of our precision and quality standards. In addition, we installed over $2 million of new continuous flow processing equipment and expanded our technical support staff accordingly. As one result, HEI's capabilities have been enhanced to include a greater variety of ultraminiature microelectronic packaging solutions - ceramic, flexible circuit and laminate - to better satisfy our customers' requirements.

     We closed the year on the upswing; revenue for the fourth quarter of fiscal 1996 was $6,397,000, setting a company record and comparing favorably to revenue of $5,418,000 for the fourth quarter of the previous year. Net income for the fourth quarter of fiscal 1996 was $1,329,000, or $.32 per share. Of the $.32 recorded, $.07 was due to a one-time favorable adjustment in a deferred tax item. Net income for the fourth quarter of fiscal 1995 was $314,000, or $.08 per share.

     Revenue For the 1996 fiscal year was $20,680,000, compared to $23,423,000 for fiscal 1995. Net income for fiscal 1996 was $2,113,000, or $.52 per share, compared to net income of $2,040,000, or $.52 per share for fiscal 1995. Fourth quarter performance reflected the beginning of higher volume production on a previously announced program to manufacture microelectronic devices for high density disk drives. We were pleased to see volumes on this program increase, and are aggressively pursuing improved production efficiencies to meet the significantly lower cost objectives required when the program reaches full volume pricing. We do not expect the fourth quarter's higher gross margin rates to continue throughout fiscal year 1997. At present, we anticipate this program reaching full volume production sometime during the first or second quarter of fiscal 1997.

     As we have seen in the past, these relatively large and dynamic programs can increase the volatility of our quarter-to quarter performance. The phase-out of one such program resulted in a downturn in fourth quarter results for fiscal 1995, and had a continuing negative impact on the first three quarters of fiscal 1996. During that period, however, we were gratified by the substantial growth of shipments to the hearing and medical instrument markets, reflecting previous efforts targeting these sectors. It is strategically important that we continue to keep these segments of our business in balance with the more volatile and unpredictable computer portion.

     On August 29, 1996, we announced the sale of our FastPoint-Registered Trademark- Light Pen product line. This product, while a good application of HEI's technology, represented a relatively small and divergent part of our overall business, and we anticipate no substantial effect of the sale on our ongoing performance. We believe that it is increasingly important and potentially rewarding to focus all our energies and resources on the growth opportunities in HEI's mainstream business - the design and manufacture of custom microelectronic devices for selected niche markets.

     We have continued to strengthen our financial position. The recent facility expansion, and certain of the manufacturing process equipment to be housed therein, have been financed through the issuance of $5.6 million of Industrial Development Revenue Bonds by the City of Victoria. As of August 31, 1996, we had $2,455,000 of unexpended proceeds from these bonds, which have a maturity of seven to fifteen years. HEI's shareholders' equity was $13,816,000 at August 31, 1996, up $2,834,000 from the end of the previous fiscal year.

1997 PLANS

     Major objectives for 1997 will be growth and productivity improvements as enabled by the augmentation of our manufacturing capabilities and the expansion of our base of business - to enhance the stability of our future performance. The facility addition is expected to help alleviate customer concerns related to our size and open the door for new opportunities. We will continue to focus on target applications in the computer, industrial, medical and hearing instrumentation markets, and continue efforts to strengthen and expand a balanced base of accounts for long-term growth.

     As before, we will pursue goals of quality and productivity improvement. We know that growth brings with it change and challenge, and we expect the ISO 9001 quality standard and our internal quality programs to continue to serve us well, providing a foundation for these and future improvements.

[PHOTOGRAPH]

     With strong financial position, we expect to be well positioned to deal with the potential uncertainties of our markets, and to be able to finance the growth and expansion opportunities available to us in fiscal 1997. A foundation of talented employees and loyal customers provides the basis for our growth and continuous improvement. We expect that the recent facility and equipment additions will enhance our ability to compete profitably on larger contracts, and we look forward to the challenges of 1997 and beyond with enthusiasm and optimism.


Eugene W. Courtney
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

FORWARD-LOOKING STATEMENTS

     THIS ANNUAL REPORT INCLUDES FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS CONTAIN INFORMATION REGARDING TECHNOLOGY, MARKETS, GROWTH AND EARNINGS EXPECTATIONS BASED ON THE COMPANY'S CURRENT ASSUMPTIONS INVOLVING A NUMBER OF RISKS AND UNCERTAINTIES. THERE ARE CERTAIN IMPORTANT FACTORS THAT CAN CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION, ADVERSE BUSINESS OR MARKET CONDITIONS; THE ABILITY OF THE COMPANY TO SECURE AND SATISFY CUSTOMERS; THE AVAILABILITY AND COST OF MATERIALS FROM HEI'S SUPPLIERS; ADVERSE COMPETITIVE DEVELOPMENTS; AND OTHER FACTORS DISCUSSED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS; HEI UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS TO REFLECT ENSUING EVENTS OR CIRCUMSTANCES, OR SUBSEQUENT ACTUAL RESULTS.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

FINANCIAL CONDITION

The Company's net cash flow provided by operating activities for the year ended August 31, 1996, was $2,316,000. The significant components of this operating net cash flow were positive cash flow of $2,884,000 from operations before changes in current operating items offset by a $1,539,000 increase in accounts receivable. The increase in accounts receivable is attributable primarily to higher shipment volumes in the fourth quarter of 1996 compared to the fourth quarter of 1995.

     Accounts receivable average days outstanding were 41 days as of August 31, 1996 compared to 42 days for the same period a year ago. Inventory turns were
7.7 turns as of August 31, 1996 compared to 7.5 turns for the same period a year ago. The inventory turn increase is primarily due to higher shipments in the fourth quarter of fiscal 1996 and lower inventory levels at August 31, 1996.

     In addition to purchasing $2,464,000 of fixtures and equipment and completing a building addition of $2,377,000, the Company increased short-term investments, primarily in treasury bills, to $5,488,000, up $1,668,000 from a year ago. The current ratio at the end of 1996 was 4.4:1 as compared to 6.2:1 at the end of last year. The lower current ratio is principally due to over $2 million of internally generated funds invested in the Company's plant expansion and to the increase in current liabilities including current portion of long-term debt and increased accounts payable, accrued liabilities and income taxes payable.

     In April 1996, the Company completed a new financing agreement which provides for a $3,000,000 revolving line of credit. As of August 31, 1996, there were no borrowings under the line. Borrowings under this agreement would be collateralized by accounts receivable. The agreement contains certain restrictive covenants including limitations on other borrowings and maintenance of specified financial levels and ratios for net income, tangible net worth and debt to tangible net worth. Borrowings are limited to the lesser of $3,000,000 or the borrowing base, which is 80% of eligible accounts receivable. Interest on the borrowings is based, at the Company's option, on the lender's prime rate of interest or 2% above the lender's LIBOR rate.

     During fiscal 1996, the Company purchased $4,841,000 of property and equipment, including a facility addition, manufacturing facility improvements and capital equipment. These additions will increase manufacturing capacity to meet anticipated requirements for continued revenue growth. These expenditures were funded primarily through the issuance of Industrial Development Revenue Bonds of $5,625,000, which was completed in April 1996. Restricted cash of $2,455,000 at August 31, 1996 represents the unexpended funds from the bonds which are available to the Company for qualifying capital expenditures during the next three years.

     During fiscal 1997, the Company intends to expend approximately $1.8 million for manufacturing facility improvements and capital equipment. These additions will increase manufacturing capacity to meet anticipated requirements for continued revenue growth. It is expected that these expenditures will be funded primarily through long-term financing.

RESULTS OF OPERATIONS

SALES BY PRODUCT LINE

(IN THOUSANDS)               1996        1995        1994

Microelectronics          $18,545     $21,187     $14,888
Peripheral products         2,060       2,157       2,334
Other                          75          79          73
Total                     $20,680     $23,423     $17,295
--------------------------------------------------------------


SALES. 1996 VS. 1995: Sales in 1996 decreased $2,743,000 or 12% from fiscal 1995. Sales of microelectronic circuits, which include opto-electronic circuits, decreased 12% from $21.2 million to $18.5 million. This decrease was primarily due to reduced shipments to the high density disk drive market as two large programs were completed in late 1995 and early 1996 and was partially offset by the ramp up in the late second half of fiscal 1996 of shipments to another computer disk drive manufacturer. Shipments to the hearing aid and other medical markets more than doubled over fiscal year 1995 as a result of increased demand by current customers and shipments to new accounts.

     Because the Company's sales to the computer disk drive market are generally tied to the customers' projected sales and production of the related product, the Company's sales levels are subject to fluctuations outside the Company's control. To the extent that sales to any one customer represent a significant portion of the Company's sales, any change in the level of sales to that customer can have a significant impact on the Company's total revenues. In addition, production for one customer may conclude while production for a new customer has not yet begun or is not yet at full volume. These factors may result in significant fluctuations in sales from quarter to quarter.

     Shipments of peripheral products, primarily light pens, decreased 4% from fiscal 1995. The light pen product line was sold to FTG Data Systems in August 1996.

     1995 VS. 1994: Sales in 1995 increased 35% from fiscal 1994, from $17.3 million to $23.4 million. Sales of microelectronic circuits increased 42% from the prior year from $14.9 million to $21.2 million. This increase was primarily due to increased shipments in 1995 of microelectronic devices to the computer disk drive market, primarily to the IBM Corporation and another disk drive manufacturer.

PERCENTAGE OF SALES
                            1996       1995       1994

Sales                       100%       100%       100%
Gross profit                 28%        26%        28%
Selling, general and
   administrative            11%        10%        12%
Research, development
   and engineering            4%         3%         4%

GROSS PROFIT. 1996 VS. 1995: The Company's gross profit as a percentage of sales was 28% in 1996, compared to 26% in 1995. The increased gross profit rate reflects primarily the impact of a higher number of products built utilizing customer supplied materials. While the gross margin rate for fourth quarter fiscal 1996 was 36%, the Company does not expect that rate to continue throughout fiscal 1997.

     1995 VS. 1994: The Company's gross profit as a percentage of sales was 26% in 1995, compared to 28% in 1994. The reduced gross profit rate reflected primarily the impact of increased competitive pressures to lower prices on new programs.

OPERATING EXPENSES. 1996 VS. 1995: Fiscal year 1996 selling, general and administrative expenses decreased 2% from 1995 and research, development and engineering expenses increased 13%. The decrease in selling, general and administrative expense was primarily due to a reduction in bad debt expense in 1996. The increase in research, development and engineering was primarily in support of increased product development for new disk drive, hearing aid and medical products. As a percentage of sales, selling, general and administrative expenses for fiscal 1996 increased to 11% versus 10% for fiscal 1995 reflecting decreased sales.

     The $45,000 net gain on sale of product line represents the gain on the sale of the light pen product line to FTG Data Systems, which was completed in August 1996, partially offset by costs to close down the light pen product line (see Note 3).

     1995 VS. 1994: Fiscal year 1995 selling, general and administrative expenses increased 15% and research, development and engineering expenses increased 11% from the prior year. Both increases were in support of increased product development and production. As a percentage of sales, selling, general and administrative expenses for fiscal 1995 decreased to 10% versus 12% for fiscal 1994 reflecting increased sales.

OTHER INCOME. 1996 VS. 1995: Other income increased $11,000 over fiscal year 1995 primarily due to increased interest income from higher short-term investment balances, partially offset by interest expense on the IDRB.

     1995 VS. 1994: Other income increased $168,000 primarily due to increased interest income.

NET INCOME. 1996 VS. 1995: The Company had net income of $2,113,000 for 1996 compared to net income of $2,040,000 for 1995. Operating income of $2,577,000 was down $428,000 from 1995 reflecting a revenue decrease of $2,743,000. The increase in net income was primarily due to lower income tax expense. The valuation allowance for the deferred tax asset of $274,000 was eliminated in the fourth quarter of 1996 as a result of the sale and disposal of the light pen inventory and the determination that the deferred tax assets related to the remaining inventory allowance will most likely be recoverable. The elimination of the remaining deferred tax asset valuation allowance resulted in a reduced effective tax rate in fiscal 1996. The effective tax rate for fiscal 1996 was 25% versus 37% for 1995.

     1995 VS. 1994: The Company had net income of $2,040,000 for 1995 compared to net income of $1,325,000 for 1994. This increase was due to a sales increase of 35%, partially offset by a reduced gross profit rate of 26% in fiscal 1995 compared to 28% in fiscal 1994, and an operating expense increase of $382,000.

HEI, INC.
BALANCE SHEET
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

AS OF AUGUST 31                                                    1996          1995
ASSETS

Current assets:
  Cash and cash equivalents                                     $ 1,186       $ 1,438
  Short-term investments                                          5,488         3,820
                                                                  6,674         5,258
  Accounts receivable, net                                        4,039         2,525
  Inventories                                                     1,561         1,851
  Other, principally deferred tax assets                            764           349

Total current assets                                             13,038         9,983
-------------------------------------------------------------------------------------
Property and equipment:
  Land                                                              216           184
  Building and improvements                                       3,767         1,398
  Fixtures and equipment                                          7,667         5,475
  Accumulated depreciation                                       (4,868)       (4,183)

Net property and equipment                                        6,782         2,874

Restricted cash                                                   2,455
Deferred financing costs                                            139

Total assets                                                    $22,414       $12,857
-------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt                             $   354
  Accounts payable                                                  673       $   385
  Accrued liabilities                                             1,354         1,043
  Income taxes payable                                              569           175

Total current liabilities                                         2,950         1,603
-------------------------------------------------------------------------------------
Long-term debt                                                    5,271
Deferred tax liability                                              377           272

Shareholders' equity:
  Undesignated stock; 5,000,000 shares authorized,
    none issued
  Common stock, $.05 par; 10,000,000 shares authorized;
    4,030,427 and 3,791,597 shares issued and outstanding           202           190
  Paid-in capital                                                 6,892         6,183
  Retained earnings                                               6,722         4,609

Total shareholders' equity                                       13,816        10,982

Total liabilities and shareholders' equity                      $22,414       $12,857
-------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

HEI, INC.
STATEMENT OF OPERATIONS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


YEARS ENDED AUGUST 31                           1996         1995         1994

Net sales                                    $20,680      $23,423      $17,295
Cost of sales                                 14,957       17,263       12,497

Gross profit                                   5,723        6,160        4,798
--------------------------------------------------------------------------------
Operating expenses:
  Selling, general and administrative          2,342        2,401        2,094
  Research, development and engineering          849          754          679
Gain on sale of product line, net                (45)

Operating income                               2,577        3,005        2,025
--------------------------------------------------------------------------------
Other, principally interest income              (256)        (245)         (77)

Income before income taxes                     2,833        3,250        2,102
--------------------------------------------------------------------------------
Income taxes                                     720        1,210          777

Net income                                    $2,113       $2,040       $1,325
--------------------------------------------------------------------------------
Net income per common share                    $0.52        $0.52        $0.34
--------------------------------------------------------------------------------
Weighted average number of common and
  common equivalent shares                 4,097,765    3,898,662    3,857,737
--------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

HEI, INC.
STATEMENT OF CHANGES IN
SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)

                                             COMMON STOCK   COMMON STOCK     PAID-IN    RETAINED
                                                   SHARES         AMOUNT     CAPITAL    EARNINGS
                                              OUTSTANDING    OUTSTANDING
BALANCE, AUGUST 31, 1993                        3,633,435           $182      $5,336      $1,244
  Net income                                                                               1,325
  Issuance of common shares
    under employee stock purchase
    and option plans                               52,085              2         124
  Tax benefit of nonqualified stock options                                      458

BALANCE, AUGUST 31, 1994                        3,685,520            184       5,918       2,569
  Net income                                                                               2,040
  Issuance of common shares
    under employee stock purchase
    and option plans                              106,077              6         215
  Tax benefit of nonqualified stock options                                       50

BALANCE, AUGUST 31, 1995                        3,791,597            190       6,183       4,609
  Net income                                                                               2,113
  Issuance of common shares
    under employee stock purchase
    and option plans                              238,830             12         636
  Tax benefit of nonqualified stock options                                       73

BALANCE, AUGUST 31, 1996                        4,030,427           $202      $6,892      $6,722
-----------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

HEI, INC.
STATEMENT OF CASH FLOWS
(DOLLARS IN THOUSANDS)

YEARS ENDED AUGUST 31                                           1996       1995       1994
Cash flow provided by operating activities:
  Net income                                                  $2,113     $2,040     $1,325
  Depreciation and amortization                                  938        759        640
  Provision for doubtful accounts                                 25        141        150
  Deferred income tax benefit                                   (198)
  Other                                                            6          3          4

Changes in current operating items:
  Accounts receivable                                         (1,539)       755     (1,248)
  Inventories                                                    290        (22)      (739)
  Other current assets                                          (112)        21         30
  Accounts payable                                                88       (319)       140
  Accrued liabilities                                            311        179          3
  Income taxes payable                                           394       (191)       306

Net cash flow provided by operating activities                 2,316      3,366        611
-----------------------------------------------------------------------------------------------
Cash flow used for investing activities:
  Purchases of short-term investments                         (7,033)    (6,910)      (936)
  Maturities of short-term investments                         5,365      3,808      1,044
  Additions to property and equipment                         (4,621)      (634)      (825)
  Increase in restricted cash                                 (2,455)

Net cash flow used for investing activities                   (8,744)    (3,736)      (717)
-----------------------------------------------------------------------------------------------
Cash flow provided by financing activities:
  Proceeds from long-term debt                                 5,625
  Increase in deferred financing costs                          (170)
  Principal payments for obligations under capital leases                   (42)       (47)
  Issuance of common stock                                       648        221        126
  Tax benefit of nonqualified stock options                       73         50        458

Net cash flow provided by financing activities                 6,176        229        537
-----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents            (252)      (141)       431
Cash and cash equivalents, beginning of year                   1,438      1,579      1,148

Cash and cash equivalents, end of year                        $1,186     $1,438     $1,579
-----------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Interest paid                                                 $   80     $    2     $    6
Income taxes paid                                                515      1,351        429

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

HEI, Inc. (the Company) specializes in the design and manufacture of ultraminiature microelectronic devices and high technology products incorporating those devices.

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

     The allowance for excess or obsolete stock is determined based on the Company's continuing analysis of inventory levels in excess of current requirements or considered to be obsolete. The Company has established an allowance to record such inventories at estimated net realizable value.

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

INCOME TAXES. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the periods and the change during the period in deferred income tax assets and liabilities.

REVENUE RECOGNITION.  Revenue is recognized at the time of shipment.

NET INCOME PER COMMON SHARE. Net income per common share is based on the weighted average number of common and common equivalent shares, assuming the exercise of stock options, when dilutive.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2

MAJOR CUSTOMERS, CONCENTRATION OF CREDIT RISK AND GEOGRAPHIC DATA

Major customers, each of which accounted for more than 10% of the Company's total sales for the years ended August 31, were as follows:


                   1996         1995         1994

Customer A          38%          12%          19%
Customer B          16%
Customer C          10%
Customer D                       27%
Customer E                       30%          49%

     The Company generally sells its products to original equipment manufacturers in the United States and abroad in accordance with supply contracts specific to certain manufacturer product programs. The Company performs ongoing credit evaluations of its customers' financial conditions and, generally, does not require collateral from its customers. The Company's continued sales to these customers is often dependent upon the continuance of the customers' product programs. The Company's ten largest customers accounted for approximately 88% of sales in 1996, 89% in 1995, and 86% in 1994 and approximately 90% and 87% of accounts receivable at August 31, 1996 and 1995, respectively.

     The Company had sales of $5,924,000 and $2,230,000 to Singapore in 1996 and 1994, respectively, and $2,493,000 to Hong Kong in 1995. Total export sales were $7,278,000, $4,995,000 and $2,749,000 in 1996, 1995 and 1994, respectively.

NOTE 3

OTHER FINANCIAL STATEMENT DATA

The Company had $1,282,000 and $1,608,000 of cash and cash equivalents at August 31, 1996 and 1995, respectively, invested with an affiliate of a single banking institution. Short-term investments consist of U.S. Treasury bills with maturities of less than one year. The short-term investments are carried at amortized cost which approximates fair value.

     The following provides additional information concerning selected balance sheet accounts at August 31, 1996 and 1995:

(DOLLARS IN THOUSANDS)                        1996         1995

Accounts receivable, net:
  Trade accounts receivable                 $4,309       $2,793
  Less allowance for doubtful accounts        (270)        (268)

                                            $4,039       $2,525
--------------------------------------------------------------------
Inventories:
  Purchased parts                           $1,394       $1,670
  Work in process                              697          907
  Finished goods                               182          233
  Less allowance for excess
    or obsolete stock                         (712)        (959)

                                            $1,561       $1,851
--------------------------------------------------------------------
Accrued liabilities:
  Vacation and employee benefits              $500         $398
  Payroll related                              255          220
  Real estate taxes                            110           75
  Warranty                                                  100
  Other                                        489          250

                                            $1,354       $1,043
--------------------------------------------------------------------

SALE OF LIGHT PEN PRODUCT LINE. In August 1996, the Company sold its light pen product line. Through this transaction, the buyer acquired certain assets including manufacturing equipment and related inventory, received product licenses and assumed all warranties. In connection with the sale, the Company received a cash payment for the assets and an agreement for an additional amount to be paid monthly over the next two years. As a result of the sale of the light pen product line, costs associated with the close down of the light pen product line have been accrued at August 31, 1996 and are included in the $45,000 net gain from the sale of the light pen product line. The Company anticipates no substantial effect of the sale on future operating results.

NOTE 4

FINANCING ARRANGEMENTS

In April 1996, the Company received proceeds of $5,625,000 from the issuance of Industrial Development Revenue Bonds. Of these funds, approximately $1,500,000 has been used for the construction of the new addition to the Company's manufacturing facility, and the remainder will be or has been used for equipment purchases. The bonds related to the facility expansion require annual principal payments of $90,000 in the first year and $95,000 on April 1 of each year thereafter through 2011. The bonds related to the equipment require payments over seven years from the date of purchase of the equipment through no later than April 1, 2006. The bonds bear interest at a rate which varies weekly, based on comparable tax exempt issues, and is limited to a maximum rate of 10%. The interest rate at August 31, 1996 was 3.95%. A revolving commitment fee is paid annually to the bank at a rate of 1% of the average daily unused revolving commitment. The agreement contains certain restrictive covenants including limitations on other borrowings and maintenance of specified financial levels and ratios for net income, tangible net worth, debt to tangible net worth, cash flow and indebtedness. The bonds are collateralized by two irrevocable letters of credit and essentially all property and equipment. Restricted cash on the balance sheet represents cash advanced under the bonds which is held by the bond trustee in an interest bearing account and will be released to the Company over the next three years for equipment purchases. To the extent such funds are not expended, they will revert back to the bond holders.

     Also in April 1996, the Company extended the due date of its $3,000,000 revolving line of credit to April 1998. At August 31, 1996 and 1995, there were no borrowings under the line of credit. Any borrowings under this agreement are collateralized by accounts receivable. The agreement contains certain restrictive covenants including limitations on other borrowings and maintenance of specified financial levels and ratios for net income, tangible net worth and debt to tangible net worth and cash flow. Borrowings are limited to the lesser of $3,000,000 or the borrowing base, which is 80% of eligible accounts receivable. Interest on the borrowings is based, at the Company's option, on the lender's prime rate of interest or at 2% above the lender's LIBOR rate.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

     Principal maturities of long-term debt, excluding the unexpended funds classified as restricted cash at August 31, 1996 are as follows (in thousands):

Years ending August 31,
1997                                              $ 354
1998                                                359
1999                                                359
2000                                                358
2001                                                358
Thereafter                                        1,382

                                                  3,170

Restricted cash                                   2,455

                                                 $5,625
------------------------------------------------------------

NOTE 5

INCOME TAXES

Income tax expense for the years ended August 31 consisted of the following:

(DOLLARS IN THOUSANDS)      1996         1995       1994

Current:
  Federal                   $829       $1,106       $730
  State                       89          104         47
Deferred                    (198)

Income tax expense          $720       $1,210       $777
------------------------------------------------------------

     The components of the deferred tax assets and liability at August 31, 1996 and 1995 are as follows:

(DOLLARS IN THOUSANDS)                   1996         1995

Deferred tax assets:
  Allowance for doubtful accounts       $ 138       $   99
  Inventories                             199          274
  Accrued liabilities                     162          101
  Other                                    76           72

                                          575          546
Valuation allowance                                   (274)

                                        $ 575       $  272
------------------------------------------------------------
Deferred tax liability:
  Depreciation                          $(377)      $ (272)
------------------------------------------------------------

     Management has eliminated the valuation allowance for the deferred tax asset related to the allowance established for excess or obsolete inventories due to the sale and disposal of light pen inventories during the fourth quarter of fiscal 1996 and the determination that the deferred tax asset related to the remaining inventory allowance will most likely be recoverable.

     A reconciliation of the statutory federal income tax rate for the years ended August 31 is as follows:

                                  1996     1995     1994

Federal statutory tax rate       34.0%    34.0%    34.0%
State income tax rate
  (net of federal tax effect)     2.7      3.2      3.0
Reversal of valuation
  allowance                      (9.7)
Other                            (1.6)

Effective tax rate               25.4%    37.2%    37.0%
------------------------------------------------------------


NOTE 6

STOCK BENEFIT PLANS

1989 PLAN. Under the Company's 1989 Omnibus Stock Compensation Plan (the "1989 Plan"), a maximum of 1,200,000 shares of common stock may be issued, including qualified and nonqualified stock options, stock purchase rights and other stock-based awards.

     Stock options granted become exercisable in varying increments and generally expire five years after date of grant. The exercise price for options granted is equal to the market price of the common stock on the date of grant.

     Under the 1989 Plan, substantially all regular full-time employees are given the opportunity to designate up to 10% of their annual compensation to be withheld, through payroll deductions, for the purchase of common stock at 85% of the lower of (i) the market price at the beginning of the plan year, or (ii) the market price at the end of the plan year. During fiscal 1996, 1995 and 1994, 26,330, 22,077 and 12,235 shares at prices of $3.96, $3.95 and $4.74, respectively, were purchased under the 1989 Plan.

DIRECTORS' OPTIONS. In fiscal 1990, the Company granted to its directors (including officers who were also directors) options to purchase, in the aggregate, 227,500 shares of common stock at an average price of $1.34 per share. At August 31, 1996, all of these options have been exercised.

DIRECTORS' PLAN. Under the plan, 400,000 shares are authorized for issuance, with an annual grant of 10,000 shares to each non-employee director. These grants are effective on the first business day following the annual shareholders' meeting at an exercise price equal to the fair market value on the date of grant. The options become exercisable one year after the grant date and expire five years after the grant date. Options to purchase 40,000 shares were granted each year to the four non-employee directors at $6.00 per share, $4.71 per share and $5.425 per share in 1996, 1995 and 1994, respectively. At August 31, 1996, options on 170,000 shares remain outstanding and options on 200,000 shares are available for grant.

SUMMARY OF ACTIVITY. The following is a summary of all activity involving options for the years ended August 31:

                                    1996            1995            1994

Outstanding,
  beginning of year              692,000         398,500         346,100
Granted                          110,000         377,500          92,500
Exercised                       (212,500)        (84,000)        (39,850)
Cancelled                                                           (250)

Outstanding, end of year         589,500         692,000         398,500

---------------------------------------------------------------------------
Exercisable, end of year         253,375         308,500         212,500
Available for grant              214,230         350,560         750,137
Exercise price of options
  outstanding                $.725-$6.60     $.725-$6.60     $.725-$6.60

ACCOUNTING FOR STOCK-BASED COMPENSATION. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, a new standard of accounting and reporting for stock-based compensation plans. The Company is not required to adopt the new standard until fiscal 1997. The Company will continue to measure compensation cost, if any, for its stock option plans using the intrinsic value based method of accounting it has historically used. Therefore, the new standard will have no effect on the Company's operating results. The Company's financial statement disclosures will be expanded in fiscal 1997, as required, to include pro forma disclosures as if the fair value based method of accounting had been followed.

RIGHTS PLAN. The Company's shareholder rights plan provides for a dividend distribution of one right for each share of common stock to shareholders of record at the close of business on June 10, 1988. With certain exceptions, the rights will become exercisable only in the event that an acquiring party accumulates 20% or more of the Company's voting stock or a party announces an offer to acquire 30% or more of the voting stock. The rights will expire on June 10, 1998, if not previously redeemed or exercised. Each right will entitle the holder to purchase one-fourth of one common share at a price of $6.00 per share, subject to adjustment under certain circumstances. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase a defined number of shares of an acquiring entity or the Company's common stock
at half its then current market value.   The Company will generally be entitled
to redeem the rights at $.05 per right at any time until the tenth day following the acquisition of 20% or more or an offer to acquire 30% or more of the Company's voting stock.

NOTE 7

EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan covering all eligible employees. Employees can make voluntary contributions to the plan of up to 20% of their compensation, not to exceed the maximum specified by the Internal Revenue Code. The plan also provides for a discretionary contribution by the Company. During fiscal years 1996, 1995 and 1994, the Company contributed $96,000, $75,000 and $65,000, respectively, to the plan.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS OF HEI, INC.:

We have audited the accompanying balance sheet of HEI, Inc. as of August 31, 1996 and 1995, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended August 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HEI, Inc. as of August 31, 1996 and 1995, and the results of its operations and its cash flows for the years ended August 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.



Minneapolis, Minnesota
October 4, 1996


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

The Company's independent accountants, Coopers & Lybrand L.L.P., are engaged to audit the financial statements of the Company and to issue their report thereon. Their audit has been performed in accordance with generally accepted auditing standards.

SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


FISCAL YEAR 1996                    FIRST     SECOND      THIRD     FOURTH

Net sales                          $4,710     $4,917     $4,656     $6,397
Gross profit                        1,050      1,255      1,093      2,325
Operating income                      267        482        284      1,544
Net income                            224        342        218      1,329
----------------------------------------------------------------------------
Net income per share                 $.06       $.08       $.05       $.32
----------------------------------------------------------------------------

FISCAL YEAR 1995                    FIRST     SECOND      THIRD     FOURTH

Net sales                          $5,947     $5,924     $6,134     $5,418
Gross profit                        1,916      1,735      1,328      1,181
Operating income                    1,081        952        526        446
Net income                            710        652        364        314
----------------------------------------------------------------------------
Net income per share                 $.18       $.17       $.09       $.08
----------------------------------------------------------------------------

NOTE:

The summation of quarterly net income per share on a primary basis for 1996 does not equate to the calculation for the year since the quarterly calculations are performed on a discrete basis.

CORPORATE INFORMATION


HEI INC

BOARD OF DIRECTORS

ROBERT L. BRUECK
CONSULTANT

EUGENE W. COURTNEY
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
HEI, INC.

WILLIAM R. FRANTA
FORMER SENIOR VICE PRESIDENT
NETWORK SYSTEMS CORPORATION

KENNETH A. SCHOEN
EXECUTIVE VICE PRESIDENT (RET.)
3M COMPANY

FREDERICK M. ZIMMERMAN
CHAIR OF MANUFACTURING SYSTEMS
ENGINEERING DEPARTMENT
UNIVERSITY OF ST. THOMAS


CORPORATE OFFICERS
AND MANAGEMENT

EUGENE W. COURTNEY
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

JERALD H. MORTENSON
VICE PRESIDENT OF FINANCE
AND ADMINISTRATION,
CHIEF FINANCIAL OFFICER
AND TREASURER

DALE A. NORDQUIST
VICE PRESIDENT OF SALES
AND MARKETING

THOMAS G. EASTER
DIRECTOR OF MANUFACTURING

SCOTT J. KAZLE
DIRECTOR OF ENGINEERING

WRAY A. WENTWORTH
DIRECTOR OF CORPORATE QUALITY


GENERAL COUNSEL

Moss &  Barnett
A Professional Association
Minneapolis, Minnesota


INDEPENDENT ACCOUNTANTS

Coopers & Lybrand L.L.P.
Minneapolis, Minnesota


STOCK TRANSFER AGENT
AND REGISTRAR

Norwest Bank Minnesota, N.A.
Box 738
161 North Concord Exchange
South St. Paul
Minnesota  55075-0738


CORPORATE HEADQUARTERS

HEI, Inc.
P.O. Box 5000
1495 Steiger Lake Lane
Victoria, Minnesota  55386-5000
(612) 443-2500
E-mail:  headqtrs@heii.com
Internet:  www.heii.com


FORM 10-KSB

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-KSB is available without charge by written or oral request to:

Shareholder Relations
HEI, Inc.
P.O. Box 5000
Victoria, Minnesota  55386
Phone (612) 443-2500
Facsimile (612) 443-2668


ANNUAL MEETING OF SHAREHOLDERS

The Company's annual meeting of shareholders will be held on January 22, 1997 at 3:00 PM at the Marquette Hotel (4th floor), 710 Marquette Avenue, Minneapolis, Minnesota.


MARKET PRICE AND RELATED MATTERS

The Company's common stock is currently traded on The Nasdaq National Market under the symbol HEII. Below are the high and low closing bid prices for each quarter of fiscal year 1996 and 1995, as reported on The Nasdaq. These quotations represent prices between dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions.

1996                      HIGH             LOW
                        ----------------------
First Quarter           $6-7/8          $4-3/4
Second Quarter           6-5/8           5-1/4
Third Quarter                8           5-1/2
Fourth Quarter               8           5-1/2

1995                      HIGH             LOW
                        ----------------------
First Quarter           $    6          $4-1/4
Second Quarter           5-1/2           4-1/8
Third Quarter            5-1/2           4-3/8
Fourth Quarter           6-3/8           4-1/4

As of August 31, 1996, the Company had approximately 3,150 shareholders of which approximately 560 are shareholders of record. The Company does not declare cash dividends.

16