Form 10KSB, Exhibit 13
period 1997-08-31
HEI INC
filed 1997-12-01
CIK 351298

HEI, INC.
FIVE YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


--------------------------------------------------------------------------------------------
 YEARS ENDED AUGUST 31                          1997      1996      1995      1994      1993
--------------------------------------------------------------------------------------------
 Net sales                                   $30,962   $20,680   $23,423   $17,295   $18,893
 Cost of sales                                24,524    14,957    17,263    12,497    12,174
--------------------------------------------------------------------------------------------
 Gross profit                                  6,438     5,723     6,160     4,798     6,719
--------------------------------------------------------------------------------------------
 Operating expenses:
   Selling, general and administrative         2,277     2,342     2,401     2,094     2,130
   Research, development and engineering         843       849       754       679       614
 Gain on sale of product line, net              (215)      (45)
--------------------------------------------------------------------------------------------
 Operating income                              3,533     2,577     3,005     2,025     3,975
--------------------------------------------------------------------------------------------

 Income before income taxes                    3,980     2,833     3,250     2,102     3,997
--------------------------------------------------------------------------------------------
 Income taxes                                  1,430       720     1,210       777     1,459
--------------------------------------------------------------------------------------------
 Net income                                   $2,550    $2,113    $2,040    $1,325    $2,538
--------------------------------------------------------------------------------------------
 Net income per common share                    $.60      $.52      $.52      $.34      $.66
--------------------------------------------------------------------------------------------
 Weighted average number of common and
   common equivalent shares                    4,279     4,098     3,899     3,858     3,822
--------------------------------------------------------------------------------------------
 Balance sheet:
   Working capital                           $14,784   $10,088    $8,380    $5,927    $4,211
   Total assets                               24,511    22,414    12,857    10,905     8,564
   Long-term debt, less current maturities     4,537     5,271
   Shareholders' equity                       16,995    13,816    10,982     8,671     6,762
--------------------------------------------------------------------------------------------


TO OUR SHAREHOLDERS


Fiscal year 1997 was a year of growth for HEI. We achieved record annual revenue and net income results, and ended the year with an even stronger balance sheet. Revenue for fiscal year 1997 was $30,962,000, compared to $20,680,000 for fiscal 1996. Net income for fiscal 1997 was $2,550,000, or $.60 per share, compared to net income of $2,113,000, or $.52 per share, for 1996. Revenue for the fourth quarter of fiscal 1997 was $6,440,000, compared to revenue of $6,397,000 for the fourth quarter of the previous year, but down from revenue of $9,067,000 for the third quarter of fiscal 1997. Net income for the fourth quarter just ended was $410,000, or $.10 per share, compared to net income for the fourth quarter of fiscal 1996 of $1,329,000, or $.32 per share, including a one-time favorable deferred tax adjustment of $.07.

     Also during the fourth quarter of this past year, we completed the sale of HEI's optoelectronic switch assembly business and related assets located at Sauk Centre, Minnesota, thereby closing out activities at this site. The net gain after tax on this sale contributed approximately $.03 per share to fourth quarter earnings. Since the revenue from this segment was less than 5% of HEI's total for the 1997 fiscal year, we expect the sale to have minimal impact on future earnings.

     As has been characteristic of our custom design and manufacturing business, growth may be interrupted periodically by a hiatus either to effect expansion or to concentrate on the replacement of phased-out programs. The ramp-down of a large program in the fourth quarter of fiscal 1995 resulted in a downturn in revenue and profit for that period and the ensuing three quarters of fiscal 1996. Similarly, in the fourth quarter of fiscal 1997 we experienced a phase-out of the high volume disk drive program that represented about 55% of our fiscal 1997 revenue. As stated previously, we anticipate significantly decreased fiscal 1998 quarterly revenue and operating income compared to 1997 quarterly results until equivalent replacement business is secured. We have placed a high priority on gaining new business, and are confident that our current marketing activities will lead to significant new growth opportunities.

     HEI's financial strength and stability continues to grow, enhancing our ability to weather the storms of adverse business circumstances, and enabling the Company to take advantage of a broader range of expansion opportunities as they may arise. Fiscal 1997 closed with a record Shareholders' Equity of $16,995,000, and a Current Ratio of 6.7:1.

1998 PLANS

     In addition to our continuing efforts to replace business and resume growth, we will strive to increase stability in operations and performance through a broadening of markets served and/or through expansion of technologies and process capabilities. We intend to advance our depth of knowledge and experience in the diverse materials, substrates and interconnect techniques that can contribute to our competence and reputation as a state-of-the-art ultraminiature microelectronics packaging specialist. We anticipate that continuing trends favoring miniaturization, and outsourcing will create increased potential for small-scale implementations such as flip chip, ball grid array and chip scale packages. Further, we believe that applications in medical instrumentation--including implantables--and telecommunications represent emerging growth opportunities for HEI.

     During the past year we installed and initiated operation of a flexible high volume, continuous flow manufacturing capability, thereby enhancing our productivity on large volume contracts. It is our goal to take advantage of this capability and expanded capacity to develop an improved balance of large and medium volume manufacturing activities.

     We have been fortunate to serve exceptional customers who have allowed us to do our best work. The entire team at HEI offers sincere thanks to our customers, employees, shareholders and friends for your ongoing support.




Eugene W. Courtney
PRESIDENT AND
CHIEF EXECUTIVE OFFICER









FORWARD-LOOKING STATEMENTS

     THIS ANNUAL REPORT INCLUDES FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS CONTAIN INFORMATION REGARDING TECHNOLOGY, MARKETS, GROWTH AND EARNINGS EXPECTATIONS BASED ON THE COMPANY'S CURRENT ASSUMPTIONS INVOLVING A NUMBER OF RISKS AND UNCERTAINTIES. THERE ARE CERTAIN IMPORTANT FACTORS THAT CAN CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION, ADVERSE BUSINESS OR MARKET CONDITIONS; THE ABILITY OF THE COMPANY TO SECURE AND SATISFY CUSTOMERS; THE AVAILABILITY AND COST OF MATERIALS FROM HEI'S SUPPLIERS; ADVERSE COMPETITIVE DEVELOPMENTS; CHANGE IN OR CANCELLATION OF CUSTOMER REQUIREMENTS; AND OTHER FACTORS DISCUSSED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS; HEI UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS TO REFLECT ENSUING EVENTS OR CIRCUMSTANCES, OR SUBSEQUENT ACTUAL RESULTS.








MANAGEMENT'S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

FINANCIAL CONDITION

The Company's net cash flow provided by operating activities for the year ended August 31, 1997, was $4,869,000. The significant components of this operating net cash flow were positive cash flow of $3,883,000 from operations before changes in current operating items and a $1,701,000 decrease in accounts receivable. The decrease in accounts receivable is attributable primarily to lower shipment volumes in the last month of the current fiscal year versus the same period of last fiscal year.

     Accounts receivable average days outstanding were 36 days as of August 31, 1997 compared to 41 days for the same period a year ago. Inventory turns were
10.9 turns and 7.7 turns as of August 31, 1997 and 1996, respectively.

     The Company increased short-term investments, primarily in commercial paper, to $9,175,000, up $3,687,000 from a year ago. The current ratio at the end of 1997 was 6.7:1 as compared to 4.4:1 at the end of last year. The improved current ratio is principally due to increased cash and cash equivalents and short-term investments partially offset by decreased accounts receivable.

     In April 1996, the Company completed a new financing agreement which provides for a $3,000,000 revolving line of credit. As of August 31, 1997, there were no borrowings under the line. Borrowings under this agreement would be collateralized by accounts receivable. The agreement contains certain restrictive covenants including limitations on other borrowings and maintenance of specified financial levels and ratios for net income, tangible net worth and debt to tangible net worth. Borrowings would be limited to the lesser of $3,000,000 or the borrowing base, which is 80% of eligible accounts receivable. Interest on the borrowings is based, at the Company's option, on the lender's prime rate of interest or 2% above the lender's LIBOR rate.

     During fiscal 1997, the Company purchased $1,605,000 of property and equipment to increase manufacturing capacity to meet anticipated requirements. These expenditures were funded primarily from the proceeds of the Industrial Development Revenue Bonds issued in April 1996. Restricted cash of $389,000 at August 31, 1997 represents the unexpended funds from the bonds which are available to the Company for qualifying capital expenditures during the next two years.

     During fiscal 1998, the Company intends to expend approximately $1.4 million for manufacturing facility improvements and capital equipment. These additions will increase manufacturing capacity to meet anticipated requirements for continued revenue growth. It is expected that these expenditures will be funded primarily from internally generated funds and the remaining funds available from the Industrial Development Revenue Bonds.

RESULTS OF OPERATIONS


SALES BY PRODUCT LINE
--------------------------------------------------------------------------------
(IN THOUSANDS)                      1997                  1996              1995
--------------------------------------------------------------------------------
Microelectronics                 $30,962               $18,545           $21,187
Peripheral products                                      2,060             2,157
Other                                                       75                79
--------------------------------------------------------------------------------
Total                            $30,962               $20,680           $23,423
--------------------------------------------------------------------------------

SALES. 1997 VS. 1996: Sales in 1997 increased $10,282,000, or 50%, over fiscal 1996. This increase was due to shipments in the high density disk drive business, primarily to one customer. Shipments to this customer constituted
55% of sales during fiscal year 1997.

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

     In April 1997, the Company announced that it had received notice from its then largest current customer to begin phasing out production of a microelectronic assembly used in high density disk drives. Phase out of this program commenced late in the third quarter of this year and was complete by the end of the fourth quarter. The phase out is expected to result in significantly decreased revenues and operating income in fiscal 1998 compared to fiscal 1997 until equivalent replacement business is secured.

     1996 VS. 1995: Sales in 1996 decreased $2,743,000, or 12%, from fiscal 1995. Sales of microelectronic circuits, which include the optoelectronic switch assembly business, decreased 12% from $21.2 million to $18.5 million. This decrease was primarily due to reduced shipments to the high density disk drive market as two large programs were completed in late 1995 and early 1996 and was partially offset by the ramp up in the late second half of fiscal 1996 of shipments to another computer disk drive manufacturer. Shipments to the hearing aid and other medical markets more than doubled over fiscal year 1995 as a result of increased demand by current customers and shipments to new accounts.

     Shipments of peripheral products, primarily light pens, decreased 4% from fiscal 1995. The light pen product line was sold to FTG Data Systems in August 1996.

PERCENTAGE OF SALES
--------------------------------------------------------------------------------
                                    1997                  1996              1995
--------------------------------------------------------------------------------
Sales                               100%                  100%              100%
Gross profit                         21%                   28%               26%
Selling, general and
  administrative                      7%                   11%               10%
Research, development
  and engineering                     3%                    4%                3%
--------------------------------------------------------------------------------

GROSS PROFIT. 1997 VS. 1996: The Company's gross profit as a percentage of sales was 21% in 1997, compared to 28% in 1996. The reduced gross profit rate was primarily the result of volume pricing to a customer resulting in lower gross margin rates for sales on a high density disk drive program.

     1996 VS. 1995: The Company's gross profit as a percentage of sales was 28% in 1996, compared to 26% in 1995. The increased gross profit rate reflects primarily the impact of a higher number of products built utilizing customer supplied materials.

OPERATING EXPENSES. 1997 VS. 1996: Selling, general and administrative expenses decreased 3% in fiscal year 1997 from the prior fiscal year primarily due to the sale of the light pen product line at the end of fiscal year 1996 and the leveraging effects of a significantly higher sales level. Research, development and engineering expenses remained fairly constant in fiscal year 1997 versus fiscal year 1996.

     Gain on sale of product line of $215,000 in fiscal year 1997 represents the gain on the sale of the optoelectronic switch assembly business in August 1997. The $45,000 net gain on sale of product line in 1996 represents the gain on the sale of the light pen product line, which was completed in August 1996, partially offset by costs to close down the light pen product line (see Note 3 of Notes to Financial Statements).

     1996 VS. 1995: Fiscal year 1996 selling, general and administrative expenses decreased 2% from 1995 and research, development and engineering expenses increased 13%. The decrease in selling, general and administrative expense was primarily due to a reduction in bad debt expense in 1996. The increase in research, development and engineering was primarily in support of increased product development for new disk drive, hearing aid and medical products. As a percentage of sales, selling, general and administrative expenses for fiscal 1996 increased to 11% versus 10% for fiscal 1995, reflecting decreased sales.

OTHER, PRINCIPALLY INTEREST INCOME. 1997 VS. 1996: Other income increased $191,000 or 75% from fiscal year 1996 primarily due to increased interest income from significantly higher short-term investment balances, partially offset by higher interest expense on the Industrial Development Revenue Bonds.

     1996 VS. 1995: Other income increased $11,000 over fiscal year 1995 primarily due to increased interest income from higher short-term investment balances, partially offset by interest expense on the Industrial Development Revenue Bonds.

NET INCOME. 1997 VS. 1996: The Company had net income of $2,550,000 for 1997 compared to net income of $2,113,000 for 1996. Operating income of $3,533,000 was up $956,000 from 1996 reflecting the significant 1997 sales increase. The effective tax rate for fiscal year 1997 was 36% versus 25% in fiscal year 1996. The reduced rate in fiscal year 1996 was due to the elimination of a deferred tax asset valuation allowance.

     1996 VS. 1995: The Company had net income of $2,113,000 for 1996 compared to net income of $2,040,000 for 1995. Operating income of $2,577,000 was down $428,000 from 1995, reflecting the decrease in sales of $2,743,000. The increase in net income was primarily due to lower income tax expense. The valuation allowance for the deferred tax asset of $274,000 was eliminated in the fourth quarter of 1996 as a result of the sale and disposal of the light pen inventory and the determination that the deferred tax assets related to the remaining inventory allowance will most likely be recoverable. The elimination of the remaining deferred tax asset valuation allowance resulted in a reduced effective tax rate in fiscal 1996. The effective tax rate for fiscal 1996 was 25% versus 37% for 1995.

ISSUES AND UNCERTAINTIES

This Annual Report contains forward-looking statements that are based on the Company's current expectations and involve a number of risks and uncertainties. Factors that may materially affect revenues, expenses and operating results include, without limitation, adverse business or market conditions, the ability of the Company to secure and satisfy customers, the availability and cost of materials from suppliers, adverse competitive developments, and change in or cancellation of customer requirements.

     The forward-looking statements included herein are based on current assumptions that the Company will continue to develop, market, manufacture and ship products on a timely basis, that competitive conditions within the Company's markets will not change materially or adversely, that the Company will continue to identify and satisfy customer needs for products and services, that the Company will be able to retain and hire key personnel, that its equipment, process, capabilities and resources will remain competitive and compatible with the current state of technology, that risks due to shifts in customer demand will be minimized, and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments that are based on incomplete information and are subject to many factors that can materially affect results. The Company operates in a volatile segment of high technology markets and applications that are subject to rapid change and technical obsolescence.

     Because of these and other factors affecting the Company's operating results, past financial performance should not be considered an indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods. The following factors also may materially affect results and therefore should be considered.

SUBSTANTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS: The Company has experienced substantial fluctuations in its annual and quarterly operating results, and such fluctuations are expected to continue in future periods. The Company's operating results are affected by a number of factors, many of which are beyond the Company's control. All products manufactured by the Company are custom designed and assembled for a specific customer's requirement in anticipation of the receipt of volume production orders from that customer, which may not always materialize to the degree anticipated, if at all. The Company typically incurs significant start-up costs in the production of a particular product, which costs are expensed as incurred and for which the Company attempts to seek reimbursement from the customer. Accordingly, the

Company's level of experience in manufacturing a particular product and its efficiency in minimizing start-up costs will affect the Company's operating results during the periods in which production begins and ramp-up occurs. The efficiencies of the Company in managing inventories and fixed assets, shortages of components or labor, the degree of automation used in the assembly process, fluctuations in material costs and the mix of materials, labor, manufacturing, and overhead costs are also significant factors affecting annual and quarterly operating results. Other factors contributing to fluctuations in the Company's operating results include unforeseen design or manufacturing problems, price competition, functional competition (other means of accomplishing the same or similar packaging end result), the inability to pass on cost overruns, the timing of expenditures in anticipation of increased sales, customer product delivery requirements, and the range of services provided. In addition, the amount and timing of orders placed by a customer may vary due to a number of factors, including inventory balancing, changes in manufacturing strategy, and variation in product demand attributable to, among other things, product life cycles, competitive factors, and general economic conditions. Any one of these factors, or a combination thereof, could adversely affect the Company's annual and quarterly results of operations.

     The Company's customers generally require short delivery cycles, and a substantial portion of the Company's backlog is typically scheduled for delivery within 90 days. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during or immediately prior to the quarter, which are difficult to forecast in advance of that time. The short lead time for the Company's backlog also affects its ability to accurately plan production and inventory levels. In addition, a significant portion of the Company's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on the Company's results of operations.

DEPENDENCE ON SINGLE INDUSTRY: During the past several years, the Company's principal market has been the hard disk drive ("HDD") industry. In addition, the Company has made significant sales in the medical products industry, with emphasis on hearing instrument manufacturers, and is expanding its sales efforts to include industrial and telecommunications applications. Each of these industries is characterized by intense competition, relatively short product life cycles, rapid technological change, significant fluctuations in product demand, and significant pressure on vendors to reduce or minimize cost.
Although the Company is attempting to reduce its dependence on any single industry, the Company does not expect this historic dependence to change dramatically or quickly. Accordingly, the Company will likely be affected by trends in the industries it serves.

CUSTOMER CONCENTRATION: The Company's customer base is highly concentrated. In fiscal 1997 and 1996, the Company's two largest customers accounted for 82% and 54%, respectively, of net sales. Although the Company is attempting to reduce its dependence on a limited number of customers, the Company expects that sales to a relatively small number of original equipment manufacturers ("OEMs") will continue to account for a substantial portion of net revenues for the foreseeable future, and the loss of, or a decline in orders from, one of the Company's key customers would have a material adverse effect on the Company's financial and operating results.

COMPETITION: The Company operates in a highly competitive industry and competes against several domestic and foreign providers of similar microelectronics design and/or manufacturing services. The Company also faces competition from the internal operations of its current and potential OEM customers, which the Company believes will continue to evaluate the merits of manufacturing components internally versus outsourcing, and from offshore contract manufacturers, which, because of their lower labor rates and other related factors, enjoy a comparative advantage over the Company with respect to high-volume production. The Company expects to encounter future competition from other electronics manufacturers that currently provide or may begin to provide contract design and manufacturing services. A number of the Company's competitors may have substantially greater manufacturing, financial, technical, marketing, and other resources than does the Company, and may offer a broader scope and presence of operations on a worldwide basis.

     Significant competitive factors in the high density HDD assembly market, for example, include price, quality, responsiveness, testing capabilities, the ability to manufacture in very high volumes and proximity to the customers final assembly facilities. While the Company has competed favorably in the recent past with respect to these factors, this is a particularly fast changing market, and there can be no assurance that the Company will continue to do so in the future. The trends toward increasingly shorter product cycles and to off-shore production are expected to result in more intense competition as each new customer program is generally open to bidding by the Company and its competitors, increasingly including those with off-shore facilities and capabilities. Further, the Company is often only one of two or more suppliers on any particular customer requirement and is therefore subject to continuing competition on existing programs. In order to remain competitive in any of its markets, the Company must continually provide timely and technologically advanced design capabilities and manufacturing services, ensure the quality of its products, and compete favorably with respect to turnaround and price. If the Company were to fail to compete favorably with respect to the principal competitive factors in its markets served, the Company's business and operating results would be adversely affected.

COMPONENT SUPPLY AND SOURCES: Substantially all of the Company's manufacturing services are provided on a turnkey basis in which the Company, in addition to providing design, assembly and testing services, is responsible for the procurement of the components that are assembled by the Company for its customers. Although the Company attempts to minimize margin erosion as a result of component price increases, in certain circumstances it is required to bear some or all of the risk of such price fluctuations, which could adversely affect the Company's profits. To date, the Company has generally been able to negotiate contracts that allow it to shift much of the impact of price fluctuations to the customer; however, there can be no assurance that the Company will be able to do so in all cases. In addition, in order to assure an adequate supply of certain key components that have long procurement lead times, such as integrated circuits, the Company occasionally must order such components prior to receiving formal customer purchase orders for the assemblies that require such components. Failure to accurately anticipate the volume or timing of customer orders can result in component shortages or excess component inventory, which in either case could adversely affect the Company's financial and operating results.

     Some of the assemblies manufactured by the Company require one or more components that are ordered from, or which may be available from, only one source or a limited number of sources. Delivery problems relating to components purchased from any of the Company's key suppliers could have a material adverse impact on the financial performance of the Company. From time to time, the Company's suppliers allocate components among their customers in response to supply shortages. In some cases, supply shortages will substantially curtail production of all assemblies using a particular component. In addition, at various times there have been industry-wide shortages of electronic components. While the Company has not experienced sustained periods of shortages of components in the recent past, there can be no assurance that substantial component shortages will not occur in the future. Any such shortages could have a material adverse effect on the Company's operating results.

VARIABILITY OF CUSTOMER REQUIREMENTS AND CUSTOMER FINANCING: The level and timing of orders placed by customers vary due to the customers' attempts to balance their inventory, changes in customers' manufacturing strategies, and variations and demand for the customers' products. Due in part to these factors, most of the Company's customers do not commit to firm production schedules for more than several weeks in advance of requirements. The Company's inability to forecast the level of customers' orders with certainty makes it difficult to schedule production and optimize utilization of manufacturing capacity. In the past, the Company has been required to increase staffing and incur other expenses in order to meet the anticipated demands of its customers. From time to time, anticipated orders from some of the Company's customers have failed to materialize and delivery schedules have been deferred as a result of changes in a customer's business needs, both of which have adversely affected the Company's operating results. On other occasions, customers have required rapid increases in production that have placed an excessive burden on the Company's resources. There can be no assurance that the Company will not experience similar fluctuations in customer demand in the future. In addition, the Company may carry significant accounts receivable in connection with providing manufacturing services to its customers. Although the Company has not encountered significant problems in collecting on such accounts receivable on a timely basis, if one or more of the Company's principal customers were to become insolvent, or otherwise fail to pay for the services and materials provided by the Company, the Company's operating results and financial condition would be adversely affected.

RAPID TECHNOLOGICAL CHANGE: The Company's customers compete in markets that are characterized by rapid technological change and short product life cycles. In particular, the HDD, medical and telecommunications markets are prone to rapid product obsolescence by new technologies. The microelectronics industry could experience future competition from new or emerging technologies that render existing technology less competitive or obsolete. The inability of the Company to develop technologies or acquire capability to meet the evolving market requirements of its customers could have a material adverse effect on the Company's business, financial condition and results of operations, including the Company's ability to maintain its revenue base.

MANAGEMENT OF GROWTH: The Company has a recent history of growth, sometimes followed by significant decreases in revenues as customer demands for the Company's products decrease. The Company's future operating results will depend on management's ability to manage periods of both growth and downturn, to be able to hire, train and retain the appropriate number of qualified employees, and to forecast revenues and control expenses. Unexpected declines in revenues, without corresponding and timely reductions in expenses, could have a material adverse effect on the Company's business, results of operations, or financial condition.

HIRING AND RETENTION OF EMPLOYEES: The Company's continued growth and success depend to a significant extent on the continued service of senior management and other key employees and the hiring of new qualified employees. Competition for skilled business, product development, technical and other personnel is intense. There can be no assurance that the Company will be successful in recruiting new personnel and retaining existing personnel.
None of the Company's employees are subject to a long-term employment agreement, although several key employees are subject to noncompetition agreements. The loss of one or more key employees could have a material adverse effect on the growth of the Company.

POSSIBLE VOLATILITY OF STOCK PRICE: The market price of the Company's Common Stock has experienced significant fluctuations and may continue to fluctuate in the future. The market price of the Common Stock may be significantly affected by factors such as changes in requirements or demands for the Company's services, the announcement of new products or product enhancements by the Company or its competitors, technological innovations by the Company or its competitors, quarterly variations in the Company's or its competitors' results of operations, changes in prices of the Company's or its competitors' products and services, changes in revenue and revenue growth rates of the Company, changes in earnings estimates by market analysts, speculation in the press or analyst community, and general market conditions or market conditions specific to particular industries. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. Such fluctuations may adversely affect the market price of the Company's Common Stock.

HEI, INC.
BALANCE SHEET
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

--------------------------------------------------------------------------------
AS OF AUGUST 31                                                   1997     1996
--------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                    $3,458   $1,186
   Short-term investments                                        9,175    5,488
--------------------------------------------------------------------------------
                                                                12,633    6,674
   Accounts receivable, net                                      2,325    4,039
   Inventories                                                   1,575    1,561
   Other, principally deferred tax assets                          860      764
--------------------------------------------------------------------------------
Total current assets                                            17,393   13,038
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Property and equipment:
   Land                                                            216      216
   Building and improvements                                     3,790    3,767
   Fixtures and equipment                                        8,158    7,667
   Accumulated depreciation                                     (5,558)  (4,868)
--------------------------------------------------------------------------------
Net property and equipment                                       6,606    6,782
--------------------------------------------------------------------------------

Restricted cash                                                    389    2,455
Deferred financing costs                                           123      139
--------------------------------------------------------------------------------
Total assets                                                   $24,511  $22,414
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt                              $648     $354
   Accounts payable                                                728      673
   Accrued liabilities                                           1,233    1,354
   Income taxes payable                                                     569
--------------------------------------------------------------------------------
Total current liabilities                                        2,609    2,950
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Long-term debt                                                   4,537    5,271
Deferred tax liability                                             370      377
--------------------------------------------------------------------------------
Shareholders' equity:
   Undesignated stock; 5,000,000 shares authorized,
      none issued
   Common stock, $.05 par; 10,000,000 shares authorized;
      4,103,176 and 4,030,427 shares issued and
      outstanding                                                  205      202
   Paid-in capital                                               7,518    6,892
   Retained earnings                                             9,272    6,722
--------------------------------------------------------------------------------
Total shareholders' equity                                      16,995   13,816
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity                     $24,511  $22,414
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

HEI, INC.
STATEMENT OF OPERATIONS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

--------------------------------------------------------------------------------
YEARS ENDED AUGUST 31                         1997          1996         1995
--------------------------------------------------------------------------------
Net sales                                 $   30,962    $   20,680    $  23,423
Cost of sales                                 24,524        14,957       17,263
--------------------------------------------------------------------------------
Gross profit                                   6,438         5,723        6,160
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Operating expenses:
   Selling, general and administrative         2,277         2,342        2,401
   Research, development and engineering         843           849          754
Gain on sale of product line, net               (215)          (45)
--------------------------------------------------------------------------------
Operating income                               3,533         2,577        3,005
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Other, principally interest income              (447)         (256)        (245)
--------------------------------------------------------------------------------
Income before income taxes                     3,980         2,833        3,250
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Income taxes                                   1,430           720        1,210
--------------------------------------------------------------------------------
Net income                                $    2,550    $    2,113    $   2,040
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net income per common share               $     0.60    $     0.52    $    0.52
--------------------------------------------------------------------------------
Weighted average number of common and
   common equivalent shares                4,278,586     4,097,765    3,898,662
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

HEI, INC.
STATEMENT OF CHANGES IN
SHAREHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)

---------------------------------------------------------------------------------------------------------
                                                COMMON STOCK      COMMON STOCK       PAID-IN     RETAINED
                                                      SHARES            AMOUNT       CAPITAL     EARNINGS
                                                 OUTSTANDING       OUTSTANDING
---------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1994                           3,685,520              $184        $5,918       $2,569
  Net income                                                                                        2,040
  Issuance of common shares
    under employee stock purchase
    and option plans                                 106,077                 6           215
  Tax benefit of nonqualified stock options                                               50
---------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1995                           3,791,597               190         6,183        4,609
  Net income                                                                                        2,113
  Issuance of common shares
    under employee stock purchase
    and option plans                                 238,830                12           636
  Tax benefit of nonqualified stock options                                               73
---------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1996                           4,030,427               202         6,892        6,722
  Net income                                                                                        2,550
  Issuance of common shares
    under employee stock purchase
    and option plans                                 177,049                 8           799
  Common shares repurchased and retired             (104,300)               (5)         (595)
  Tax benefit of nonqualified stock options                                              422
---------------------------------------------------------------------------------------------------------
BALANCE, AUGUST 31, 1997                           4,103,176            $  205        $7,518       $9,272
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

HEI, INC.
STATEMENT OF CASH FLOWS
(DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------
YEARS ENDED AUGUST 31                                 1997      1996       1995
--------------------------------------------------------------------------------
Cash flow provided by operating activities:
   Net income                                     $  2,550  $  2,113   $  2,040
   Depreciation                                      1,376       907        759
   Amortization                                         70        31
   Accounts receivable and inventory allowances         59      (222)       221
   Deferred income tax expense (benefit)                 8      (198)
   Gain on sale of product line, net                  (215)      (45)
   Other                                                35        51          3
Changes in current operating items:
   Accounts receivable                               1,701    (1,539)       755
   Inventories                                         (60)      537       (102)
   Other current assets                               (220)     (112)        21
   Accounts payable                                    255        88       (319)
   Accrued liabilities                                (121)      311        179
   Income taxes payable                               (569)      394       (191)
--------------------------------------------------------------------------------
Net cash flow provided by operating activities       4,869     2,316      3,366
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Cash flow used for investing activities:
   Purchases of short-term investments             (10,892)   (7,033)    (6,910)
   Maturities of short-term investments              7,205     5,365      3,808
   Additions to property and equipment              (1,605)   (4,621)      (634)
   Proceeds on sales of product lines and
     equipment                                         494
   Decrease (increase) in restricted cash            2,066    (2,455)
--------------------------------------------------------------------------------
Net cash flow used for investing activities         (2,732)   (8,744)    (3,736)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Cash flow provided by financing activities:
   Proceeds from long-term debt                                5,625
   Repayment of long-term debt                        (440)                 (42)
   Increase in deferred financing costs                (54)     (170)
   Issuance of common stock                            807       648        221
   Tax benefit of nonqualified stock options           422        73         50
   Repurchase of common shares                        (600)
--------------------------------------------------------------------------------
Net cash flow provided by financing activities         135     6,176        229
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                        2,272      (252)      (141)
Cash and cash equivalents, beginning of year         1,186     1,438      1,579
--------------------------------------------------------------------------------
Cash and cash equivalents, end of year            $  3,458  $  1,186   $  1,438
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
--------------------------------------------------------------------------------
Interest paid                                     $    218  $     80   $      2
Income taxes paid                                    1,656       515      1,351
--------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

NOTE 1
--------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
HEI, Inc. (the Company) specializes in the design and manufacture of ultraminiature microelectronic devices and high technology products incorporating those devices.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS. The Company considers its investments in all highly liquid debt instruments with original maturities of three months or less at date of purchase to be cash equivalents. The carrying amount approximates fair value because of the short maturity of those instruments. Short-term investments consist mainly of U.S. Treasury bills and high quality commercial paper with maturities of less than one year. The short-term investments are carried at amortized cost which approximates fair value.

     The Company had $3,094,000 and $1,282,000 of cash and cash equivalents at August 31, 1997 and 1996, respectively, invested with an affiliate of a single banking institution.

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

NET INCOME PER COMMON SHARE. Net income per common share is based on the weighted average number of common and common equivalent shares outstanding, assuming the exercise of stock options, when dilutive.

     In February 1997, Statement of Financial Accounting Standards No. 128 (SFAS No. 128), Earnings per Share (EPS) was issued by the Financial Accounting Standards Board. This standard, which the Company must adopt effective with its second quarter of fiscal 1998, requires dual presentation of basic and diluted EPS on the face of the statement of operations. Net income per common share currently presented by the Company is comparable to the diluted EPS required under SFAS No. 128. Basic EPS for the Company would be calculated based on only weighted average common shares outstanding without considering the dilutive effects of common stock equivalents.

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

NOTE 2
--------------------------------------------------------------------------------
MAJOR CUSTOMERS, CONCENTRATION OF CREDIT RISK AND GEOGRAPHIC DATA

Major customers, each of which accounted for more than 10% of the Company's net sales for the years ended August 31, were as follows:

--------------------------------------------------------------------------------
                                              1997           1996          1995
--------------------------------------------------------------------------------
Customer A                                     55%            16%
Customer B                                     27%            38%           12%
Customer C                                                    10%
Customer D                                                                  30%
Customer E                                                                  27%
--------------------------------------------------------------------------------

     The Company generally sells its products to original equipment manufacturers in the United States and abroad in accordance with supply contracts specific to certain manufacturer product programs. The Company performs ongoing credit evaluations of its customers' financial conditions and, generally, does not require collateral from its customers. The Company's continued sales to these customers is often dependent upon the continuance of the customers' product programs. Customer A's product program was completed during the fourth quarter of fiscal 1997. The Company's ten largest customers accounted for approximately 95% of net sales in 1997, 88% in 1996, and 89% in 1995 and approximately 87% and 90% of accounts receivable at August 31, 1997 and 1996, respectively.

     The Company had net sales of $14,970,000 to Thailand in 1997, $6,647,000 and $5,924,000 to Singapore in 1997 and 1996, respectively, and $2,493,000 to Hong Kong in 1995. Net export sales were $22,604,000, $7,278,000 and $4,995,000 in 1997, 1996 and 1995, respectively. The majority of the international sales were to multinational companies who instructed HEI to ship products to their off-shore assembly facilities.

NOTE 3
--------------------------------------------------------------------------------
OTHER FINANCIAL STATEMENT DATA

The following provides additional information concerning selected balance sheet accounts at August 31, 1997 and 1996:

--------------------------------------------------------------------------------
 (DOLLARS IN THOUSANDS)                                  1997              1996
--------------------------------------------------------------------------------
 Accounts receivable, net:
   Trade accounts receivable                           $2,608            $4,309
   Less allowance for doubtful accounts                  (283)             (270)
--------------------------------------------------------------------------------
                                                       $2,325            $4,039
--------------------------------------------------------------------------------
 Inventories:
   Purchased parts                                     $1,557            $1,394
   Work in process                                        556               697
   Finished goods                                         220               182
   Less allowance for excess
      or obsolete stock                                  (758)             (712)
--------------------------------------------------------------------------------
                                                       $1,575            $1,561
--------------------------------------------------------------------------------
 Accrued liabilities:
   Vacation and employee benefits                        $482              $500

   Payroll related                                        198               255
   Real estate taxes                                      136               110
   Other                                                  417               489
--------------------------------------------------------------------------------
                                                       $1,233            $1,354
--------------------------------------------------------------------------------

SALE OF PRODUCT LINES. In August 1997 and 1996, the Company sold its optoelectronic switch assembly and light pen product lines, respectively. Through these transactions, the buyers acquired certain assets including manufacturing equipment and related inventory, product licenses and assumed all warranties. In connection with these sales, the Company received cash payments for the assets and an agreement for additional amounts to be paid monthly over the subsequent two years. At August 31, 1996, as a result of the sale of the light pen product line, costs associated with the close down of this product line were accrued and were included in the $45,000 net gain from the sale of product line. The Company anticipates no substantial effect of the sale of these product lines on future operating results.

NOTE 4
--------------------------------------------------------------------------------
FINANCING ARRANGEMENTS

In April 1996, the Company received proceeds of $5,625,000 from the issuance of Industrial Development Revenue Bonds. Of these funds, approximately $1,500,000 was used for the construction of the new addition to the Company's manufacturing facility, and the remainder will be or has been used for equipment purchases. The bonds related to the facility expansion require annual principal payments of $90,000 in the first year and $95,000 on April 1 of each year thereafter through 2011. The bonds related to the purchased equipment require payments over seven years from the date of purchase of the equipment through no later than April 1, 2006. In April 1997 the Company repaid $440,000 of the construction and equipment bonds. The bonds bear interest at a rate which varies weekly, based on comparable tax exempt issues, and is limited to a maximum rate of 10%. The interest rate at August 31, 1997 was 3.75%. The bonds are collateralized by two irrevocable letters of credit and essentially all property and equipment. A commitment fee is paid annually to the bank at a rate of 1% of the letters of credit. The letter of credit reimbursement agreement contains certain restrictive covenants including limitations on other borrowings and maintenance of specified financial levels and ratios for net income, tangible net worth, debt to tangible net worth, cash flow and indebtedness. Restricted cash on the balance sheet represents cash advanced under the bonds which is held by the bond trustee in an interest bearing account and will be released to the Company over the next two years for equipment purchases. To the extent such funds are not expended, they will revert back to the bond holders.

     Also in fiscal 1996, the Company extended the due date of its $3,000,000 revolving line of credit to April 1998. At August 31, 1997 and 1996, there were no borrowings under the line of credit. Any borrowings under this agreement would be collateralized by accounts receivable. The agreement contains certain restrictive covenants including limitations on other borrowings and maintenance of specified financial levels and ratios for net income, tangible net worth and debt to tangible net worth and cash flow. The agreement also includes a covenant which limits the sale of assets not in the ordinary course of business. In accordance with the agreement, the Company received waivers for the sale of each product line. Borrowings are limited to the lesser of $3,000,000 or the borrowing base, which is 80% of eligible accounts receivable. Interest on the borrowings is based, at the Company's option, on the lender's prime rate of interest or at 2% above the lender's LIBOR rate.

     Principal maturities of long-term debt, excluding the unexpended funds classified as restricted cash, at August 31, 1997 are as follows (in thousands):

           Years ending August 31,
           1998                                            $648
           1999                                             648
           2000                                             648

           2001                                             648
           2002                                             648
           Thereafter                                     1,556
     ----------------------------------------------------------
                                                          4,796
     ----------------------------------------------------------
     Restricted cash                                        389
     ----------------------------------------------------------
                                                         $5,185
     ----------------------------------------------------------

NOTE 5
--------------------------------------------------------------------------------
INCOME TAXES

Income tax expense for the years ended August 31 consisted of the following:

--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                   1997              1996            1995
--------------------------------------------------------------------------------
Current:
  Federal                              $1,279              $829          $1,106
  State                                   143                89             104
Deferred                                    8              (198)
--------------------------------------------------------------------------------
Income tax expense                     $1,430              $720          $1,210
--------------------------------------------------------------------------------

    The components of the deferred tax assets and liabilities at August 31, 1997 and 1996 are as follows:

--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                     1997            1996
--------------------------------------------------------------------------------
Deferred tax assets:
  Receivables                                              $160            $138
  Inventories                                               282             199
  Accrued liabilities                                       118             162
  Other                                                                      76
--------------------------------------------------------------------------------
                                                           $560            $575
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Property and equipment                                  $(263)          $(377)
  Deferred gain on sales of product lines                  (107)
--------------------------------------------------------------------------------
                                                          $(370)          $(377)
--------------------------------------------------------------------------------

     In fiscal 1996, the Company eliminated the valuation allowance of $274,000 for the deferred tax asset related to the allowance established for excess or obsolete inventories due to the sale and disposal of light pen inventories during the fourth quarter of fiscal 1996 and the determination that the deferred tax asset related to the remaining inventory allowance will most likely be recoverable.

     A reconciliation of the statutory federal income tax rate for the years ended August 31 is as follows:
--------------------------------------------------------------------------------
                                         1997             1996           1995
--------------------------------------------------------------------------------
Federal statutory tax rate                 34.0%            34.0%          34.0%
State income tax rate
  (net of federal tax effect)               2.4              2.7            3.2
Reversal of valuation allowance                             (9.7)
Other                                       (.5)            (1.6)
--------------------------------------------------------------------------------
Effective tax rate                         35.9%            25.4%          37.2%
--------------------------------------------------------------------------------

NOTE 6
--------------------------------------------------------------------------------
STOCK BENEFIT PLANS

1989 PLAN. Under the Company's 1989 Omnibus Stock Compensation Plan (the "1989 Plan"), a maximum of 1,200,000 shares of common stock may be issued pursuant to qualified and nonqualified stock options, stock purchase rights and other stock-based awards.

     Stock options granted become exercisable in varying increments and generally expire five years after date of grant. The exercise price for options granted is equal to the average closing market price of the common stock for the five days preceding the date of grant.

     Under the 1989 Plan, substantially all regular full-time employees are given the opportunity to designate up to 10% of their annual compensation to be withheld, through payroll deductions, for the purchase of common stock at 85% of the lower of (i) the market price at the beginning of the plan year, or (ii) the market price at the end of the plan year. During fiscal 1997, 1996 and 1995, 12,049, 26,330 and 22,077 shares at prices of $5.08, $3.96 and $3.95, respectively, were purchased under the 1989 Plan.

DIRECTORS' PLAN. Under the directors' plan, 400,000 shares are authorized for issuance, with an annual grant of 10,000 shares to each non-employee director. These grants are effective on the first business day following the annual shareholders' meeting at an exercise price equal to the average closing market price of the common stock for the five days preceding the date of grant. The options become exercisable one year after the grant date and expire five years after the grant date. Options to purchase 40,000 shares were granted each year to the four non-employee directors at $11.325 per share, $6.00 per share and $4.71 per share in 1997, 1996 and 1995, respectively. At August 31, 1997, options for 155,000 shares remain outstanding and 160,000 shares are available for grant.

SUMMARY OF ACTIVITY.  The following is a summary of all activity involving options:
---------------------------------------------------------------------------
                                                OPTIONS  WEIGHTED AVERAGE
                                            OUTSTANDING    EXERCISE PRICE
                                                                PER SHARE
---------------------------------------------------------------------------
BALANCE, AUGUST 31, 1994                        398,500            $2.884
Granted                                         377,500             4.713
Exercised                                       (84,000)            1.406
---------------------------------------------------------------------------
BALANCE, AUGUST 31, 1995                        692,000             4.061
---------------------------------------------------------------------------
Granted                                         110,000             5.920
Exercised                                      (212,500)            2.473
---------------------------------------------------------------------------
BALANCE, AUGUST 31, 1996                        589,500             4.980
---------------------------------------------------------------------------
Granted                                          40,000            11.325
Exercised                                      (165,000)            4.527
Cancelled                                       (17,500)            4.713
---------------------------------------------------------------------------
BALANCE, AUGUST 31, 1997                        447,000            $5.680
---------------------------------------------------------------------------
     At August 31, 1997, 1996 and 1995, the number of shares available for grant were 179,681, 214,230 and 350,560, respectively.

     The weighted average exercise price and remaining life of the stock options at August 31, 1997 are as follows:

---------------------------------------------------------------------------------------------------------
                                 OPTIONS OUTSTANDING         OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------------
EXERCISE PRICE       NUMBER          WEIGHTED              WEIGHTED      NUMBER         WEIGHTED
                     OUTSTANDING     AVERAGE               AVERAGE       EXERCISABLE    AVERAGE
                                     REMAINING             EXERCISE                     EXERCISE PRICE
                                     CONTRACTUAL LIFE      PRICE
                                     (YEARS)
$4.71 - $6.60            407,000               2.52           $5.13          254,500          $5.19
$11.33                    40,000               4.42          $11.33
---------------------------------------------------------------------------------------------------------
$4.71 - $11.33           447,000                                             254,500
---------------------------------------------------------------------------------------------------------

ACCOUNTING FOR STOCK-BASED COMPENSATION. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, a new standard of accounting and reporting for stock-based compensation plans. The Company has adopted the disclosure provisions of the new standard in fiscal 1997. The Company has continued to measure compensation cost, if any, for its stock option plans using the intrinsic value based method of accounting it has historically used and, therefore, the new standard has no effect on the Company's operating results.

     Had the Company used the fair-value-based method of accounting for its stock option plans beginning in fiscal year 1996 and charged compensation cost against income over the vesting period, net income for fiscal years 1997 and 1996 would have been reduced to the following pro forma amounts:

--------------------------------------------------------------------------------
                                                     1997           1996
--------------------------------------------------------------------------------
Net income                                        $2,384,000     $2,023,000

Net income per share                                 $.56           $.49
--------------------------------------------------------------------------------

     The weighted-average grant-date fair value of options granted during 1997 and 1996 was $5.59 and $2.92, respectively. The weighted average grant-date fair value of options was determined separately for each grant under the Company's various plans by using the fair value of each option grant on the date of grant, utilizing the Black-Scholes option-pricing model and the following key assumptions:

--------------------------------------------------------------------------------
                                                    1997            1996
--------------------------------------------------------------------------------
Risk-free interest rates                       6.00% TO 6.35%  5.22% to 6.31%
Expected life                                   .5 TO 5 YEARS   .5 to 5 years
Expected volatility                                  62%             58%
Expected dividends                                  NONE            None
--------------------------------------------------------------------------------

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




NOTE 7
--------------------------------------------------------------------------------
EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan covering all eligible employees. Employees can make voluntary contributions to the plan of up to 20% of their compensation, not to exceed the maximum specified by the Internal Revenue Code. The plan also provides for a discretionary contribution by the Company. During fiscal years 1997, 1996 and 1995, the Company contributed $100,000, $96,000 and $75,000, respectively, to the plan.



REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS OF HEI, INC.:
We have audited the accompanying balance sheet of HEI, Inc. as of August 31, 1997 and 1996, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended August 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HEI, Inc. as of August 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended August 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.





Minneapolis, Minnesota
September 26, 1997







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

The Audit Committee of the Board of Directors is responsible for recommending the independent accounting firm to be retained for the coming year. The Audit Committee meets periodically and privately with the independent accountants, as well as with management, to review accounting, auditing, and financial reporting matters.

The Company's independent accountants, Coopers & Lybrand L.L.P., are engaged to audit the financial statements of the Company and to issue their report thereon. Their audit has been performed in accordance with generally accepted auditing standards.



SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

--------------------------------------------------------------------------------
FISCAL YEAR 1997               FIRST          SECOND         THIRD       FOURTH
--------------------------------------------------------------------------------
Net sales                     $6,258          $9,197        $9,067       $6,440
Gross profit                   2,383           1,629         1,528          898
Operating income               1,563             809           744          417
Net income                     1,010             591           539          410
--------------------------------------------------------------------------------
Net income per share            $.24            $.14          $.13         $.10
--------------------------------------------------------------------------------
FISCAL YEAR 1996               FIRST          SECOND         THIRD       FOURTH
--------------------------------------------------------------------------------
Net sales                     $4,710          $4,917        $4,656       $6,397
Gross profit                   1,050           1,255         1,093        2,325
Operating income                 267             482           284        1,544
Net income                       224             342           218        1,329
--------------------------------------------------------------------------------
Net income per share            $.06            $.08          $.05         $.32
--------------------------------------------------------------------------------

NOTE:
The summation of quarterly net income per share on a primary basis for 1997 and 1996 do not equate to the calculation for the year since the quarterly calculations are performed on a discrete basis.






CORPORATE INFORMATION

HEI INC

BOARD OF DIRECTORS
ROBERT L. BRUECK
Consultant

EUGENE W. COURTNEY
President and

Chief Executive Officer
HEI, Inc.

WILLIAM R. FRANTA
Consultant

KENNETH A. SCHOEN
Executive Vice President (ret.)
3M Company

FREDERICK M. ZIMMERMAN
Professor of Manufacturing Systems Engineering
University of St. Thomas

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
Phone (612) 443-2500
Facsimile (612) 443-2668

ANNUAL MEETING OF SHAREHOLDERS
The Company's annual meeting of
shareholders will be held on
January 21, 1998 at 3:00 PM at
the Marquette Hotel (4th floor),
710 Marquette Avenue,
Minneapolis, Minnesota.








MARKET PRICE AND RELATED MATTERS

The Company's common stock is currently traded on The Nasdaq National Market under the symbol HEII. Below are the high and low closing bid prices for each quarter of fiscal year 1997 and 1996, as reported by Nasdaq.

1997                            HIGH             LOW
First Quarter                 $9-1/2          $6-3/8
Second Quarter                    12               8
Third Quarter                  9-1/4           4-1/4
Fourth Quarter                     6          4-9/16

1996                            HIGH             LOW
First Quarter                 $6-7/8          $4-3/4
Second Quarter                 6-5/8           5-1/4

Third Quarter                      8           5-1/2
Fourth Quarter                     8           5-1/2

As of August 31, 1997, the Company had approximately 3,150 shareholders of which approximately 490 are shareholders of record. The Company has not declared cash dividends.