Form 10KSB, Exhibit 13
period 1998-08-31
HEI INC
filed 1998-11-27
CIK 351298

                                                                      Exhibit 13


HEI, Inc.
Five Year Summary of Selected Financial Information
---------------------------------------------------
(In thousands, except per share amounts)


--------------------------------------------------- ------------ ----------- ------------- ------------ ---------------
Years Ended August 31                                  1998         1997         1996         1995           1994
--------------------------------------------------- ------------ ----------- ------------- ------------ ---------------
Net sales                                             $20,805      $30,962     $20,680       $23,423         $17,295
Cost of sales                                          16,592       24,524      14,957        17,263          12,497
--------------------------------------------------- ------------ ----------- ------------- ------------ ---------------
Gross profit                                            4,213        6,438       5,723         6,160           4,798
--------------------------------------------------- ------------ ----------- ------------- ------------ ---------------
Operating expenses:
  Selling, general and administrative                   2,375        2,277       2,342         2,401           2,094
  Research, development and engineering                   852          843         849           754             679
Proxy/change of control costs                           5,664            -           -             -               -
Gain on sale of product line, net                           -         (215)        (45)            -               -
--------------------------------------------------- ------------ ----------- ------------- ------------ ---------------
Operating income (loss)                                (4,678)       3,533       2,577         3,005           2,025
--------------------------------------------------- ------------ ----------- ------------- ------------ ---------------

Income (loss) before income taxes                      (4,098)       3,980       2,833         3,250           2,102
--------------------------------------------------- ------------ ----------- ------------- ------------ ---------------
Income taxes (benefit)                                 (1,471)       1,430         720         1,210             777
--------------------------------------------------- ------------ ----------- ------------- ------------ ---------------
Net income (loss)                                     $(2,627)     $ 2,550     $ 2,113       $ 2,040         $ 1,325
--------------------------------------------------- ------------ ----------- ------------- ------------ ---------------
Net income (loss) per basic share                     $  (.64)     $   .62     $   .54       $   .54         $   .36
Net income (loss) per diluted share                   $  (.64)     $   .60     $   .52       $   .52         $   .34
--------------------------------------------------- ------------ ----------- ------------- ------------ ---------------
Weighted average common shares
 Outstanding
  Basic                                                 4,085        4,135       3,942         3,748           3,665
  Diluted                                               4,085        4,279       4,098         3,899           3,858
--------------------------------------------------- ------------ ----------- ------------- ------------ ---------------
Balance sheet:
  Working capital                                     $11,864      $14,784     $10,088       $ 8,380         $ 5,927
  Total assets                                         22,173       24,511      22,414        12,857          10,905
  Long-term debt, less current maturities               3,835        4,537       5,271             -               -
  Shareholders' equity                                 14,341       16,995      13,816        10,982           8,671
--------------------------------------------------- ------------ ----------- ------------- ------------ ---------------


To Our Shareholders

Fiscal year 1998 was a year of fundamental transition for your Company. HEI successfully completed a transition to new leadership and direction. It also completed a transition from a business strategy that concentrated on building our financial and technology foundations to a focus on strategic markets, consistency of growth and expansion of capabilities. We eliminated our heavy dependence on revenues from the volatile disk drive market--approximately 55% of net sales in fiscal 1997 -- and built a revenue base founded on more diverse and stable long-term growth opportunities. We also absorbed a one-time charge of $5.7 million for the expenses associated with both parties' costs in the Company's recent proxy contest and the related change of control costs.

1998: Successful Transition
HEI achieved 60% growth in revenues from targeted applications in the hearing, medical and communications markets during fiscal 1998. This growth demonstrates HEI's ability to successfully apply and expand our state-of-the-art ultraminiature microelectronic packaging capabilities in these areas. The Company reported net income from operations for the past fiscal year, excluding the one-time costs related to the proxy contest and change of control, of approximately $.25 per share diluted, almost all from non-disk drive business.

In fiscal 1998, HEI added significant top management expertise with the hiring of Donald Reynolds as President and Stephen Petersen as Director of Manufacturing. Mr. Reynolds came to us with 17 years' experience in electronics engineering, marketing and senior management with BF Goodrich Aerospace. Mr. Peterson brings over 20 years' experience in high technology engineering and manufacturing, most recently with the Interconnect Division of Sheldahl, Inc. We are pleased by their addition to our management team and look forward to their ongoing contributions to our growth. Eugene Courtney resigned as Chief Executive Officer, but remains a director of HEI and will also serve the Company in an advisory role.

1999: Growth and Expansion
In fiscal 1999, with the strengthening of our focus on hearing, medical and communications markets, we expect to further demonstrate HEI's growth potential in these markets which have been carefully selected for their current and future requirements for our core competencies.

In addition, we have begun a process of expanding those competencies to add applications-specific design expertise and sales coverage. This effort will provide differentiation in our markets and better position HEI for future growth and profitability. We believe that the combination of leading edge packaging knowledge and expanded circuit design expertise will provide value-added services that more fully serve the needs of our prospects and customers.

As we pursue the strategies set out in fiscal 1998, we intend to expand our technology base, adding and broadening HEI's capabilities through selective partnering and/or acquisitions, particularly in the areas of flexible and laminate substrates. This will enable us to provide optimum packaging alternatives and serve new applications areas. We will also investigate further expansion of our manufacturing capacity and capabilities, to provide additional lower cost assembly services, where such services naturally complement and add value to our leading edge capabilities in ultraminiature device manufacturing.

We believe that fiscal 1999 will be a year of growth in revenues and expansion of capabilities and resources. Despite the uncertain economic conditions, we remain optimistic, hopeful that these factors will not override our growth prospects for fiscal 1999, particularly the latter half. We believe we have the dynamic leadership and strategic direction, the identified applications and customers, and the means and capability to create long-term growth and expansion.

New Directions and Opportunities

On August 4, 1998, HEI's shareholders elected a new Board of Directors to lead your Company into the 21st century. HEI's strength comes from its experienced staff, its leading edge technology and the outstanding customer base it serves. Management and the new board are committed to building on this foundation, setting aggressive objectives, and seeking new opportunities to broaden and expand HEI's prospects.

HEI is well positioned to take advantage of exciting new opportunities in microelectronics design and manufacturing, particularly in our strategic markets of hearing and medical instrumentation and communications. We thank you for your loyalty and confidence in HEI, and assure you of our dedication to growth, diversity and increased shareholder value. We look forward to a bright future for the Company and all its stakeholders.

Sincerely,




Anthony J. Fant               Eugene W. Courtney         Donald R. Reynolds
Chairman of the Board         Director                   President
Chief Executive Officer


Forward-Looking Statements
         This Annual Report includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements contain information regarding technology, markets, growth and earnings expectations based on the Company's current assumptions involving a number of risks and uncertainties. There are certain important factors that can cause actual results to differ materially from the forward-looking statements, including, without limitation, adverse business or market conditions; the ability of the Company to secure and satisfy customers; the availability and cost of materials from HEI's suppliers; adverse competitive developments; change in or cancellation of customer requirements; the year 2000 issue; and other factors discussed from time to time in the Company's filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements; HEI undertakes no obligation to update these statements to reflect ensuing events or circumstances, or subsequent actual results.

Management's Discussion and
Analysis of Financial Condition and
Results of Operations

FINANCIAL CONDITION

         The Company's net cash flow used for operating activities for the year ended August 31, 1998, was $3,043,000. The significant components of this operating net cash flow were negative cash flow of $1,451,000 from operations before changes in current operating items, a $1,056,000 increase in accounts receivable, a $1,089,000 increase in income taxes receivable and a $512,000 increase in other current assets partially offset by a $1,106,000 increase in accounts payable. The increase in accounts receivable is attributable primarily to increased sales in the last month of the current fiscal year versus the same period of last fiscal year. The income tax receivable is a result of the carry back effect of the pre-tax loss on fiscal year 1998 results. The increase in other current assets is mainly due to deposits made on equipment that will be converted to operating lease agreements. The increase in accounts payable is primarily due to an accrual of invoiced proxy/change of control costs not paid until September 1998.

         Accounts receivable average days outstanding was 40 days for the year ended August 31, 1998 compared to 36 days for the same period a year ago. Inventory turns were 12.0 turns and 10.9 turns for the years ended August 31, 1998 and 1997, respectively.

         The Company decreased short-term investments, primarily commercial paper, to $7,984,000, down $1,191,000 from a year ago, primarily to pay proxy/change of control costs. The current ratio at the end of fiscal 1998 was 4.2:1 as compared to 6.7:1 at the end of fiscal 1997. The reduced current ratio is principally due to decreased cash and cash equivalents and short-term investments and increased accounts payable partially offset by increased accounts receivable and other current assets.

         In May 1998, the Company extended the due date of its $3,000,000 revolving line of credit to January 1999 (see Note 5 under Notes to Financial Statements). As of August 31, 1998, there were no borrowings under the line.

         During fiscal 1998, the Company purchased $1,025,000 of property and equipment to increase manufacturing capacity to meet anticipated requirements. These expenditures were funded primarily by internally generated funds and the remaining proceeds of the Industrial Development Revenue Bonds issued in April 1996. The Company also entered into operating leases for an additional $694,000 of equipment over a three year period.

         During fiscal 1999, the Company intends to expend approximately $2.0 million for manufacturing facility improvements and capital equipment. These additions will increase manufacturing capacity to meet anticipated requirements for continued revenue growth. It is expected that these expenditures will be funded primarily from operations.

RESULTS OF OPERATIONS

SALES BY PRODUCT LINE
------------------------------------------------------------------------------------------------------------
(In thousands)                                             1998                  1997                  1996
------------------------------------------ --------------------- --------------------- ---------------------
Microelectronics                                        $20,805               $30,962               $18,545
Light pens                                                    -                     -                 2,135
------------------------------------------ --------------------- --------------------- ---------------------
Total                                                   $20,805               $30,962               $20,680
------------------------------------------ --------------------- --------------------- ---------------------



Sales. 1998 vs. 1997: Sales in fiscal 1998 decreased $10,157,000, or 33%, as compared to fiscal 1997. This decrease reflects the phase out during the last quarter of fiscal 1997 of volume production of a device for use in high-density disk drives. In the previous fiscal year, this disk drive program accounted for 55% of total sales. However, sales to the Company's other market areas (hearing and medical instruments, telecommunications and industrial applications) collectively increased 60% in fiscal 1998 as compared to sales to such markets in fiscal 1997. In fiscal 1998, one large multinational customer accounted for 59% of total sales. The business with this customer has grown steadily over the last five years, and currently the Company is producing 21 different devices for this customer for shipment to multiple locations, both domestic and international.

PERCENTAGE OF SALES
------------------------------------------------- ------------------- ------------------ -------------------
                                                                1998               1997                1996
------------------------------------------------- ------------------- ------------------ -------------------
Sales                                                           100%               100%                100%
Gross profit                                                     20%                21%                 28%
Selling, general and
  administrative                                                 11%                 7%                 11%
Research, development
  and engineering                                                 4%                 3%                  4%
Proxy/change of control costs                                    27%                  -                   -
------------------------------------------------- ------------------- ------------------ -------------------



         1997 vs. 1996: Sales in fiscal 1997 increased $10,282,000, or 50%, as compared to fiscal 1996. This increase was primarily due to shipments in the high-density disk drive business, primarily to one customer. Shipments to this customer constituted 55% of sales during fiscal year 1997.

         Because the Company's sales to the computer disk drive market were generally tied to the customers' projected sales and production of the related product, the Company's sales levels were subject to fluctuations outside the Company's control. To the extent that sales to any one customer represent a significant portion of the Company's sales, any change in the level of sales to that customer can have a significant impact on the Company's total revenues. In addition, production for one customer may conclude while production for a new customer has not yet begun or is not yet at full volume. These factors may result in significant fluctuations in sales from quarter to quarter.

         In April 1997, the Company announced that it had received notice from its then largest current customer to begin phasing out production of a microelectronic assembly used in high-density disk drives. Phase out of this program commenced late in the third quarter of fiscal year 1997 and was completed by the end of the fourth quarter.

Gross Profit. 1998 vs. 1997: The Company's gross profit as a percentage of sales was 20% in fiscal 1998, as compared to 21% in fiscal 1997. The reduction in gross profit and gross profit as a percentage of sales was primarily due to the decrease in sales and the impact of relatively fixed manufacturing support costs.

         1997 vs. 1996: The Company's gross profit as a percentage of sales was 21% in fiscal 1997, as compared to 28% in fiscal 1996. The reduced gross profit rate was primarily the result of volume pricing to a customer resulting in lower gross margin rates for sales on a high-density disk drive program.

Operating Expenses. 1998 vs. 1997: Fiscal 1998 selling, general and administrative and research, development and engineering expenses increased $107,000, or 3%, over the previous year. In addition to these costs, the Company incurred $5,664,000 of one-time expenses related to proxy contest and change of control costs which resulted from the efforts of Fant Industries Inc. in the second half of this year to gain control of the Board of Directors. These expenses included preparation of proxy materials and other information to shareholders and litigation expenses related to the takeover activity, cash-out payments made to all stock option holders which were required as a result of the change of control and reimbursement to Fant Industries Inc. for its expenses as agreed to by the shareholders. These one-time expenses of $5,664,000 were entirely a cash outlay with the final amounts paid out in the first quarter of fiscal 1999.

         1997 vs. 1996: Selling, general and administrative expenses decreased $65,000, or 3%, in fiscal 1997 from the previous year primarily due to the sale of the light pen product line at the end of fiscal 1996 and the leveraging effects of a significantly higher sales level. Research, development and engineering expenses remained fairly constant in fiscal 1997 versus fiscal 1996.

         Gain on sale of product line of $215,000 in fiscal 1997 represents the gain on the sale of the optoelectronic switch assembly business in August 1997. The $45,000 net gain on sale of product line in fiscal 1996 represents the gain on the sale of the light pen product line, which was completed in August 1996, partially offset by costs to close down the light pen product line (see Note 4 of Notes to Financial Statements).

Other, Principally Interest Income. 1998 vs. 1997: Other income increased $133,000, or 30%, in fiscal 1998 as compared to fiscal 1997 primarily due to cash received from previously reserved notes receivable.

         1997 vs. 1996: Other income increased $191,000, or 75%, in fiscal 1997 as compared to fiscal 1996 primarily due to increased interest income from significantly higher short-term investment balances, partially offset by higher interest expense on the Industrial Development Revenue Bonds.

Net Income (Loss). 1998 vs. 1997: The Company had a net loss of $2,627,000 in fiscal 1998 compared to net income of $2,550,000 in fiscal 1997. The loss in fiscal 1998 was a result of decreased revenues and proxy/change of control costs of $5,664,000. The fiscal 1998 loss also resulted in an income tax benefit of $1,471,000 and an effective rate of 36%.

         1997 vs. 1996: The Company had net income of $2,550,000 in fiscal 1997 as compared to net income of $2,113,000 in fiscal 1996. Operating income of $3,533,000 increased $956,000 in fiscal 1997 as compared to fiscal 1996 reflecting the significant 1997 sales increase. The effective tax rate in fiscal 1997 was 36% as compared to 25% in fiscal 1996. The reduced rate in fiscal year 1996 was due to the elimination of a deferred tax asset valuation allowance.

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

         The forward-looking statements included herein are based on current assumptions that the Company will continue to develop, market, manufacture and ship products on a timely basis, that competitive conditions within the Company's markets will not change materially or adversely, that the Company will continue to identify and satisfy customer needs for products and services, that the Company will be able to retain and hire key personnel, that its equipment, process, capabilities and resources will remain competitive and compatible with the current state of technology, that risks due to shifts in customer demand will be minimized, that the Company does not anticipate a significant financial impact relating to year 2000 issues, and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments that are based on incomplete information and are subject to many factors that can materially affect results. The Company operates in a volatile segment of high technology markets and applications that are subject to rapid change and technical obsolescence.

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

         The Company's customers generally require short delivery cycles, and a substantial portion of the Company's backlog is typically scheduled for delivery within 90 days. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during or immediately prior to the quarter, which are difficult to forecast in advance of that time. The short lead-time for the Company's backlog also affects its ability to accurately plan production and inventory levels. In addition, a significant portion of the Company's operating expenses is relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on the Company's results of operations.

Dependence on Single Industry: During the past several years, the Company has had significant dependence on a single market. In fiscal 1998, 69% of the Company's revenues came from sales to hearing instrument manufacturers. In addition, the Company has made significant sales in the medical products industry. Each of these industries is characterized by intense competition, relatively short product life cycles, rapid technological change, significant fluctuations in product demand, and significant pressure on vendors to reduce or minimize cost. Although the Company is attempting to reduce its dependence on any single industry, the Company does not expect this historic dependence to change dramatically or quickly. Accordingly, the Company will likely be affected by trends in the industries it serves.

Customer Concentration: The Company's customer base is highly concentrated. In fiscal 1998, 1997 and 1996, the Company's two largest customers accounted for 73%, 82% and 54%, respectively, of net sales. Although the Company is attempting to reduce its dependence on a limited number of customers, the Company expects that sales to a relatively small number of original equipment manufacturers ("OEMs") will continue to account for a substantial portion of net revenues for the foreseeable future, and the loss of, or a decline in orders from, one of the Company's key customers would have a material adverse effect on the Company's financial and operating results.

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

         Significant competitive factors in the microelectronics market include price, quality, responsiveness, testing capabilities, the ability to manufacture in very high volumes and proximity to the customers final assembly facilities. While the Company has competed favorably in the past with respect to these factors, this is a particularly fast changing market, and there can be no assurance that the Company will continue to do so in the future. The trends toward increasingly shorter product cycles and to off-shore production are expected to result in more intense competition as each new customer program is generally open to bidding by the Company and its competitors, increasingly including those with off-shore facilities and capabilities. Further, the Company is often only one of two or more suppliers on any particular customer requirement and is therefore subject to continuing competition on existing programs. In order to remain competitive in any of its markets, the Company must continually provide timely and technologically advanced design capabilities and manufacturing services, ensure the quality of its products, and compete favorably with respect to turnaround and price. If the Company were to fail to compete favorably with respect to the principal competitive factors in its markets served, the Company's business and operating results would be adversely affected.

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

Rapid Technological Change: The Company's customers compete in markets that are characterized by rapid technological change and short product life cycles. In particular, the hearing, medical and telecommunications markets are prone to rapid product obsolescence by new technologies. The microelectronics industry could experience future competition from new or emerging technologies that render existing technology less competitive or obsolete. The inability of the Company to develop technologies or acquire capability to meet the evolving market requirements of its customers could have a material adverse effect on the Company's business, financial condition and results of operations, including the Company's ability to maintain its revenue base.

Management of Growth: The Company has a recent history of growth, sometimes followed by significant decreases in revenues as customer demand for the Company's products decreases. The Company's future operating results will depend on management's ability to manage periods of both growth and downturn, to be able to hire, train and retain the appropriate number of qualified employees, and to forecast revenues and control expenses. Unexpected declines in revenues, without corresponding and timely reductions in expenses, could have a material adverse effect on the Company's business, results of operations, or financial condition.

Hiring and Retention of Employees: The Company's continued growth and success depend to a significant extent on the continued service of senior management and other key employees and the hiring of new qualified employees. Competition for skilled business, product development, technical and other personnel is intense. There can be no assurance that the Company will be successful in recruiting new personnel and retaining existing personnel. None of the Company's employees are subject to a long-term employment agreement, although several key employees are subject to non-competition agreements. The loss of one or more key employees could have a material adverse effect on the growth of the Company.

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

Impact of Year 2000: The Company has considered the impact of Year 2000 on the computer systems and applications and developed a remediation plan. Conversion activities are in process and we expect conversion and testing to be completed by March 1999. Expenditures in 1998 for the Year 2000 project amounted to approximately $60,000 and the Company expects that completion of the project will result in additional expenditures of approximately $50,000. The Company is also assessing the Year 2000 readiness of key material and service providers.

         The Company believes that with modifications to existing systems and conversions to new systems, the Year 2000 issue will not pose significant operational problems. However, there can be no assurance that all Year 2000 issues will be identified and resolved in a timely manner, particularly those issues involving key material and service providers' and other business affiliates' computer systems outside of the Company's control. If the Company's remediation plan is not successful, or if these outside systems should fail, there could be a significant disruption of the Company's ability to transact business with its customers and suppliers.

HEI, Inc.
Balance Sheets
--------------
(Dollars in thousands, except per share amounts)

----------------------------------------------------------------------------
As of August 31                                          1998          1997
----------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                            $   297       $ 3,458
  Short-term investments                                 7,984         9,175
----------------------------------------------------------------------------
                                                         8,281        12,633
  Accounts receivable, net                               3,434         2,325
  Inventories                                            1,538         1,575
  Income taxes receivable                                1,176            87
  Other current assets                                   1,176           773
----------------------------------------------------------------------------
Total current assets                                    15,605        17,393
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Property and equipment
  Land                                                     216           216
  Building and improvements                              3,897         3,790
  Fixtures and equipment                                 9,018         8,158
  Accumulated depreciation                              (6,859)       (5,558)
----------------------------------------------------------------------------
Net property and equipment                               6,272         6,606
----------------------------------------------------------------------------

Restricted cash                                             --           389
Long-term investments                                      186            --
Deferred financing costs                                   110           123
----------------------------------------------------------------------------
Total assets                                           $22,173       $24,511
----------------------------------------------------------------------------
----------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
  Current maturities of long-term debt                $   700        $   648
  Accounts payable                                      1,834            728
  Accrued employee related costs                          612            680
  Accrued liabilities                                     595            553
----------------------------------------------------------------------------
Total current liabilities                               3,741          2,609
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Long-term debt, less current maturities                 3,835          4,537
Deferred tax liability                                    256            370
----------------------------------------------------------------------------
Shareholders' equity:
  Undesignated stock; 5,000,000 shares authorized,
    none issued
  Common stock, $.05 par: 10,000,000 shares
    authorized; 4,095,195 and 4,103,176 shares
    issued and outstanding, respectively                  205            205
  Paid-in capital                                       7,491          7,518
  Retained earnings                                     6,645          9,272
----------------------------------------------------------------------------
Total shareholders' equity                             14,341         16,995
----------------------------------------------------------------------------
Total liabilities and shareholders' equity            $22,173        $24,511
----------------------------------------------------------------------------
----------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

HEI, Inc.
Statements of Operations
------------------------
(in thousands, except per share amounts)

----------------------------------------------------------------------------
Years Ended August 31                         1998         1997       1996
----------------------------------------------------------------------------
Net sales                                   $20,805      $30,962     $20,680
Cost of sales                                16,592       24,524      14,957
----------------------------------------------------------------------------
Gross profit                                  4,213        6,438       5,723
----------------------------------------------------------------------------
Operating expenses:
  Selling, general and administrative         2,375        2,277       2,342
  Research, development and engineering         852          843         849
Proxy/change of control costs                 5,664           --          --
Gain on sale of product line, net                --         (215)        (45)
----------------------------------------------------------------------------
Operating income (loss)                      (4,678)       3,533       2,577
----------------------------------------------------------------------------
Other, principally interest income              580          447         256
----------------------------------------------------------------------------
Income (loss) before income taxes            (4,098)       3,980       2,833
----------------------------------------------------------------------------
Income tax expense (benefit)                 (1,471)       1,430         720
----------------------------------------------------------------------------
Net income (loss)                           $(2,627)     $ 2,550     $ 2,113
----------------------------------------------------------------------------
Net income (loss) per common share
  Basic                                     $ (0.64)     $  0.62     $  0.54
  Diluted                                   $ (0.64)     $  0.60     $  0.52
----------------------------------------------------------------------------
Weighted average common shares outstanding
  Basic                                       4,085        4,135       3,942
  Diluted                                     4,085        4,279       4,098
----------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

HEI, Inc.
Statements of Changes in
Shareholders' Equity
----------------------
(Dollars in thousands)


-----------------------------------------------------------------------------------------------------------
                                                 Common Stock     Common Stock
                                                       Shares           Amount      Paid-in       Retained
                                                  Outstanding      Outstanding      Capital       Earnings
-----------------------------------------------------------------------------------------------------------
Balance, August 31, 1995........................   3,791,597           $  190        $6,183        $ 4,609
  Net income....................................        --                --            --           2,113
  Issuance of common shares
    under employee stock purchase
    and option plans............................     238,830               12           636           --
  Tax benefit of nonqualified stock options.....        --                --             73           --
-----------------------------------------------------------------------------------------------------------
Balance, August 31, 1996........................   4,030,427              202         6,892          6,722
  Net income....................................        --                --            --           2,550
  Issuance of common shares
    under employee stock purchase
    and option plans............................     177,049                8           799           --
  Common shares repurchased and retired.........    (104,300)              (5)         (595)          --
  Tax benefit of nonqualified stock options.....        --                --            422           --
-----------------------------------------------------------------------------------------------------------
Balance, August 31, 1997........................   4,103,176              205         7,518          9,272
  Net loss......................................        --                --            --          (2,627)
  Issuance of common shares
    under employee stock purchase
    and option plans............................      26,819                1           159           --
  Common shares repurchased and retired ........     (34,600)              (1)         (186)          --
-----------------------------------------------------------------------------------------------------------
Balance, August 31, 1998                           4,095,195           $  205        $7,491        $ 6,645
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------


       The accompanying notes are an integral part of the financial statements.

HEI, Inc.
Statements of Cash Flows
------------------------

(In thousands)

-----------------------------------------------------------------------------------------------------
Years Ended August 31                                             1998         1997        1996
-----------------------------------------------------------------------------------------------------
Cash flow provided by operating activities:
  Net income (loss)                                            $ (2,627)     $  2,550     $  2,113
  Depreciation                                                    1,358         1,376          907
  Amortization                                                       60            70           31
  Accounts receivable and inventory allowances                       (1)           59         (222)
  Deferred income tax expense (benefit)                            (242)            8         (198)
  Gain on sale of product line, net                                  --          (215)         (45)
  Other                                                               1            35           51
Change in current operating items:
  Accounts receivable                                            (1,056)        1,701       (1,539)
  Inventories                                                       (15)          (60)         537
  Income taxes                                                   (1,089)         (656)         394
  Other current assets                                             (512)         (133)        (112)
  Accounts payable                                                1,106           256           88
  Accrued employee related costs and accrued liabilities            (26)         (121)         311
-----------------------------------------------------------------------------------------------------
Net cash flow provided by (used for) operating activities        (3,043)        4,869        2,316
-----------------------------------------------------------------------------------------------------
Cash flow used for investing activities:
  Purchases of investments                                      (15,185)      (10,892)      (7,033)
  Maturities of investments                                      16,170         7,205        5,365
  Additions to property and equipment                            (1,025)       (1,605)      (4,621)
  Proceeds on sales of product lines and equipment                  237           494           --
  Decrease (increase) in restricted cash                            389         2,066       (2,455)
-----------------------------------------------------------------------------------------------------
Net cash flow provided by (used by) investing activities            606        (2,732)      (8,744)
-----------------------------------------------------------------------------------------------------
Cash flow provided by financing activities:
  Proceeds from long-term debt                                       --            --        5,625
  Repayment of long-term debt                                      (650)         (440)          --
  Increase in deferred financing costs                              (47)          (54)        (170)
  Issuance of common stock and other                                159           807          648
  Tax benefit of nonqualified stock options                          --           422           73
  Repurchase of common shares                                      (186)         (600)          --
-----------------------------------------------------------------------------------------------------
Net cash flow provided by (used for) financing activities          (724)          135        6,175
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents             (3,161)        2,272         (252)
Cash and cash equivalents, beginning of year                      3,458         1,186        1,438
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                         $    297      $  3,458      $ 1,186
-----------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
-----------------------------------------------------------------------------------------------------
Interest paid                                                  $    201      $    218      $    80
Income taxes paid                                                   100         1,656          515
-----------------------------------------------------------------------------------------------------


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

Cash, Cash Equivalents and Short-Term Investments. The Company considers its investments in all highly liquid debt instruments with original maturities of three months or less at date of purchase to be cash equivalents. The carrying amount approximates fair value because of the short maturity of those instruments. Short-term investments consist mainly of high quality commercial paper with maturities of less than one year. The short-term investments are carried at amortized cost which approximates fair value and are classified as held to maturity in accordance with Statement of Financial Accounting Standards No. 115 (SFAS No. 115).

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

Property and Equipment. Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the property and equipment. The approximate useful lives of building and improvements are 10-39 years and fixtures and equipment are 3-10 years.
         Maintenance and repairs are charged to expense as incurred. Major improvements and tooling costs are capitalized and depreciated over their estimated useful lives. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are removed from the related accounts, and any resulting gain or loss charged or credited to operations.

Long-Lived Assets. The Company evaluates the recoverability of long-lived assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This statement requires long-lived assets and certain identifiable intangibles to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As of August 31, 1998, the Company did not consider any of its assets to be impaired.

Income Taxes. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable (receivable) for the periods and the change during the period in deferred income tax assets and liabilities.

Accounting for Stock-based Compensation. In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 "Accounting for Stock-based Compensation", a new standard of accounting and reporting for stock-based compensation plans. The Company adopted the disclosure provisions in fiscal 1997. The Company has continued to measure compensation cost, if any, for its stock option plans using the intrinsic value based method of accounting it has historically used and, therefore, the new standard has no effect on the Company's operating results.

Revenue Recognition. Revenue is recognized at the time of shipment.

Net Income (Loss) Per Weighted Average Common Share. In February 1997, SFAS No. 128, "Earnings per Share" (EPS) was issued by the FASB. This standard, which the Company adopted effective with its second quarter of fiscal 1998, requires dual presentation of basic and diluted EPS on the face of the statement of operations.
         Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding assuming the exercise of dilutive stock options. The dilutive effect of the stock options is computed using the average market price of the Company's stock during each period under the treasury stock method. All prior period earnings per share have been recalculated in accordance with SFAS No. 128.

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


NOTE 2
--------------------------------------------------------------------------------
Proxy/Change of Control Costs

The Company incurred $5,664,000 of one-time expenses related to proxy contest and change of control costs which resulted from the efforts of Fant Industries Inc. in the second half of this year to gain control of the Board of Directors. These expenses included preparation of proxy materials and other information to shareholders and litigation expenses related to the takeover activity, cash-out payments made to all stock option holders which were required as a result of the change of control and reimbursement to Fant Industries Inc. for its expenses as agreed to by the shareholders. These one-time expenses of $5,664,000 were entirely a cash outlay with the final amounts paid out in the first quarter of fiscal 1999.


NOTE 3
--------------------------------------------------------------------------------
Major Customers, Concentration of Credit Risk and Geographic Data

Major customers, each of which accounted for more than 10% of the Company's net sales for the years ended August 31, were as follows:

------------------- ------------------ ----------------- ------------------
                                 1998              1997               1996
------------------- ------------------ ----------------- ------------------
Customer A                        59%               27%                38%
Customer B                        14%                 -                  -
Customer C                          -               55%                16%
Customer D                          -                 -                10%
------------------- ------------------ ----------------- ------------------



         The Company generally sells its products to original equipment manufacturers in the United States and abroad in accordance with supply contracts specific to certain manufacturer product programs. The Company performs ongoing credit evaluations of its customers' financial conditions and, generally, does not require collateral from its customers. The Company's continued sales to these customers are often dependent upon the continuance of the customers' product programs. Customer C's product program was completed during the fourth quarter of fiscal 1997. The Company's ten largest customers accounted for approximately 96% of net sales in fiscal 1998, 95% in fiscal 1997, and 88% in fiscal 1996 and approximately 96% and 87% of accounts receivable at August 31, 1998 and 1997, respectively.

         The Company had net sales of $10,407,000, $6,647,000 and $5,924,000 to
Singapore in fiscal 1998, 1997, and 1996, respectively, and $14,970,000 to Thailand in fiscal 1997. Net export sales were $11,819,000, $22,604,000 and $7,278,000 in fiscal 1998, 1997 and 1996, respectively. The majority of the international sales were to multinational companies who instructed HEI to ship products to their own off-shore assembly facilities.

NOTE 4
--------------------------------------------------------------------------------
Other Financial Statement Data

The following provides additional information concerning selected balance sheet accounts at August 31, 1998 and 1997:

------------------------------------------- ----------------------- ----------------------
(In thousands)                                             1998                    1997
------------------------------------------- ----------------------- ----------------------
Accounts receivable, net:
  Trade accounts receivable                              $3,664                  $2,608
  Less allowance for doubtful accounts                     (230)                   (283)
------------------------------------------- ----------------------- ----------------------
                                                         $3,434                  $2,325
------------------------------------------- ----------------------- ----------------------
Inventories:
  Purchased parts                                        $1,590                  $1,557
  Work in process                                           681                     556
  Finished goods                                             76                     220
  Less allowance for excess
     or obsolete stock                                     (809)                   (758)
------------------------------------------- ----------------------- ----------------------
                                                         $1,538                  $1,575
------------------------------------------- ----------------------- ----------------------
Other current assets:
  Deferred tax assets                                    $  688                  $  560
  Deposits on operating leases                              456                       -
  Receivable on sale of product line, net                    12                     114
  Other current assets                                       20                      99
------------------------------------------- ----------------------- ----------------------
                                                         $1,176                  $  773
------------------------------------------- ----------------------- ----------------------
Accrued liabilities:
  Real estate taxes                                      $    90                 $  136
  Other                                                     505                     417
------------------------------------------- ----------------------- ----------------------
                                                         $  595                  $  553
------------------------------------------- ----------------------- ----------------------




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

NOTE 5
--------------------------------------------------------------------------------
Financing Arrangements

In April 1996, the Company received proceeds of $5,625,000 from the issuance of Industrial Development Revenue Bonds. Of these funds, approximately $1,500,000 was used for the construction of the new addition to the Company's manufacturing facility, and the remainder was used for equipment purchases. The bonds related to the facility expansion require annual principal payments of $90,000 in the first year and $95,000 on April 1 of each year thereafter through 2011. The bonds related to the purchased equipment require payments over seven years from the date of purchase of the equipment through April 1, 2005. In April 1998 and 1997 the Company repaid $650,000 and $440,000 of the construction and equipment bonds. The bonds bear interest at a rate which varies weekly, based on comparable tax exempt issues, and is limited to a maximum rate of 10%. The interest rate at August 31, 1998 was 3.70%. The bonds are collateralized by two irrevocable letters of credit and essentially all property and equipment.
A commitment fee is paid annually to the bank at a rate of 1% of the letters of credit. The letter of credit reimbursement agreement contains certain restrictive covenants including limitations on other borrowings and maintenance of specified financial levels and ratios for net income, tangible net worth, debt to tangible net worth, cash flow and indebtedness. Due to the Company's one-time $5,664,000 proxy/change of control costs, the Company was in default of certain of these covenants. The Company received waivers for its covenant defaults. Restricted cash on the balance sheet represented cash advanced under the bonds which was held by the bond trustee in an interest bearing account and was released to the Company in fiscal 1998.

         Also in fiscal 1998, the Company extended the due date of its $3,000,000 revolving line of credit to January 1999. At August 31, 1998 and 1997, there were no borrowings under the line of credit. Any borrowings under this agreement would be collateralized by accounts receivable. The agreement contains certain restrictive covenants including limitations on other borrowings and maintenance of specified financial levels and ratios for net income, tangible net worth and debt to tangible net worth and cash flow. Due to the Company's one-time $5,664,000 proxy/change of control costs, the Company was in default of certain of these covenants. The Company received waivers for its covenant defaults. The agreement also includes a covenant which limits the sale of assets not in the ordinary course of business. In accordance with the agreement, the Company received waivers for the sale of each product line. Borrowings are limited to the lesser of $3,000,000 or the borrowing base, which is 80% of eligible accounts receivable. Interest on the borrowings is based, at the Company's option, on the lender's prime rate of interest or at 2% above the lender's LIBOR rate.

         Principal maturities of long-term debt at August 31, 1998 are as follows (in thousands):

        Years ending August 31,
        1999                                                     $  700
        2000                                                        700
        2001                                                        700
        2002                                                        700
        2003                                                        700
        Thereafter                                                1,035
     ------------------------------------- -----------------------------
                                                                 $4,535
     ------------------------------------- -----------------------------




NOTE 6
--------------------------------------------------------------------------------
Income Taxes

Income tax expense (benefit) for the years ended August 31 consisted of the following:

--------------------------------- ----------------- ----------------- -----------------
(In thousands)                              1998              1997              1996
--------------------------------- ----------------- ----------------- -----------------
Current:
  Federal                                $(1,234)           $1,279              $829
  State                                        5               143                89
Deferred                                    (242)                8              (198)
--------------------------------- ----------------- ----------------- -----------------
Income tax expense (benefit)             $(1,471)           $1,430              $720
--------------------------------- ----------------- ----------------- -----------------


         The components of the deferred tax assets and liabilities at August 31, 1998 and 1997 are as follows:

--------------------------------------------- ----------------------- -----------------------
(In thousands)                                                1998                    1997
--------------------------------------------- ----------------------- -----------------------
Deferred tax assets:
  Receivables                                                $ 105                   $ 160
  Inventories                                                  324                     282
  Accrued liabilities                                          151                     118
  Net operating loss carry-forward                             108                       -
--------------------------------------------- ----------------------- -----------------------
--------------------------------------------- ----------------------- -----------------------
                                                             $ 688                   $ 560
--------------------------------------------- ----------------------- -----------------------
Deferred tax liabilities:
  Property and equipment                                     $(238)                  $(263)
  Deferred gain on sales of product lines                      (18)                   (107)
--------------------------------------------- ----------------------- -----------------------
                                                             $(256)                  $(370)
--------------------------------------------- ----------------------- -----------------------



         In fiscal 1996, the Company eliminated the valuation allowance of $274,000 for the deferred tax asset related to the allowance established for excess or obsolete inventories due to the sale and disposal of light pen inventories during the fourth quarter of fiscal 1996 and the determination that the deferred tax asset related to the remaining inventory allowance will more likely than not be recoverable.

         A reconciliation of the statutory federal income tax rate for the years ended August 31 is as follows:

----------------------------------- ------------------ ------------------- ------------------
                                             1998                1997                1996
----------------------------------- ------------------ ------------------- ------------------
Federal statutory tax rate                    (34.0)%              34.0%               34.0%
State income tax rate
  (net of federal tax effect)                  (3.0)                2.4                 2.7
Reversal of valuation allowance                 -                   -                  (9.7)
Other                                           1.1                 (.5)               (1.6)
----------------------------------- ------------------ ------------------- ------------------
Effective tax rate                            (35.9)%              35.9%               25.4%
----------------------------------- ------------------ ------------------- ------------------



NOTE 7
--------------------------------------------------------------------------------
Stock Benefit Plans

1989 Plan. Under the Company's 1989 Omnibus Stock Compensation Plan (the "1989 Plan"), a maximum of 2,000,000 shares of common stock may be issued pursuant to qualified and nonqualified stock options, stock purchase rights and other stock-based awards.

         Stock options granted become exercisable in varying increments. Generally, the exercise price for options granted is equal to the average closing market price of the common stock for the five days preceding the date of grant.

         Under the 1989 Plan, substantially all regular full-time employees are given the opportunity to designate up to 10% of their annual compensation to be withheld, through payroll deductions, for the purchase of common stock at 85% of the lower of (i) the market price at the beginning of the plan year, or (ii) the market price at the end of the plan year. During fiscal 1998, 1997 and 1996, 11,619, 12,049 and 26,330 shares at prices of $5.79, $5.08 and $3.96, respectively, were purchased under the 1989 Plan.

         At August 31, 1998, 1997 and 1996, the number of shares available for grant were 428,062, 179,681 and 214,230, respectively.

Directors' Plan. Under the directors' plan, 400,000 shares are authorized for issuance, with an annual grant of 10,000 shares to each non-employee director. These grants are effective on the first business day following the annual shareholders' meeting at an exercise price equal to the average closing market price of the common stock for the five days preceding the date of grant. The options become exercisable one year after the grant date and expire ten years after the grant date. Options to purchase 40,000 shares were granted each year to the four non-employee directors at $11.325 per share and $6.00 per share in 1997 and 1996, respectively. Options to purchase 30,000 shares were granted to the three non-employee directors at $4.925 in 1998. At August 31, 1998, no options for shares remain outstanding and 130,000 shares are available for grant.

Change of Control. Under the terms and conditions of the Company's 1989 Plan and the directors' plan, a change of control in the Company's Board of Directors, under certain circumstances, requires a liquidation of all unexercised stock options. In fiscal 1998, all stock options were liquidated under this provision. The required payments relating to stock options outstanding due to the change of control liquidation made in fiscal 1998 were approximately $3,700,000 which are included in proxy/change of control costs in the statement of operations.

Summary of Activity. The following is a summary of all activity involving options:


---------------------------------- ---------------- ---------------------
                                                    Weighted Average
                                        Options     Exercise Price
                                    Outstanding         Per Share
---------------------------------- ---------------- ---------------------
Balance, August 31, 1995                692,000                $4.061
Granted                                 110,000                 5.920
Exercised                              (212,500)                2.473
---------------------------------- ---------------- ---------------------
Balance, August 31, 1996                589,500                 4.980
---------------------------------- ---------------- ---------------------
Granted                                  40,000                11.325
Exercised                              (165,000)                4.527
Cancelled                               (17,500)                4.713
---------------------------------- ---------------- ---------------------
Balance, August 31, 1997                447,000                 5.680
---------------------------------- ---------------- ---------------------
Granted                                 575,000                 5.160
Exercised                               (15,000)                5.308
Change of control liquidation          (972,000)                5.397
Cancelled                               (35,000)                5.305
---------------------------------- ---------------- ---------------------
Balance, August 31, 1998                      0                $0.000
---------------------------------- ---------------- ---------------------



         During fiscal 1998, terms of all outstanding stock options were modified to extend the expiration to ten years after date of grant.

Accounting for Stock-based Compensation. Had the Company used the fair-value-based method of accounting for its stock option plans beginning in fiscal year 1996 and charged compensation cost against income over the vesting period, net income (loss) for fiscal years 1998, 1997 and 1996 would have been changed to the following pro forma amounts:

--------------------------------------- ------------------- -------------------- ---------------------
                                               1998                1997                  1996
--------------------------------------- ------------------- -------------------- ---------------------
Net income (loss)                          $(2,636,000)         $2,384,000            $2,023,000

Net income (loss) per share, diluted         $ (.65)               $ .56                $ .49
--------------------------------------- ------------------- -------------------- ---------------------



         The weighted average grant-date fair value of options granted during 1998, 1997 and 1996 was $1.22, $5.59 and $2.92, respectively. The weighted average grant-date fair value of options was determined separately for each grant under the Company's various plans by using the fair value of each option grant on the date of grant, utilizing the Black-Scholes option-pricing model and the following key weighted average assumptions:

---------------------------------------------- -------------------- ------------------- --------------------
                                                      1998                 1997                1996
---------------------------------------------- -------------------- ------------------- --------------------
Risk-free interest rates                         5.00% to 5.50%       6.00% to 6.35%      5.22% to 6.31%







---------------------------------------------- -------------------- ------------------- --------------------
                                                      1998                 1997                1996
---------------------------------------------- -------------------- ------------------- --------------------

Expected life                                     .5 to 3 years       .5 to 5 years        .5 to 5 years
Expected volatility                                    62%                 62%                  58%
Expected dividends                                    None                 None                None
---------------------------------------------- -------------------- ------------------- --------------------



NOTE 8
--------------------------------------------------------------------------------
Employee Benefit Plans

The Company has a 401(k) plan covering all eligible employees. Employees can make voluntary contributions to the plan of up to 20% of their compensation not to exceed the maximum specified by the Internal Revenue Code. The plan also provides for a discretionary contribution by the Company. During fiscal years 1998, 1997 and 1996, the Company contributed $93,000, $100,000 and $96,000, respectively, to the plan.

NOTE 9
--------------------------------------------------------------------------------
Commitments

Future commitments under non-cancelable operating leases, primarily for manufacturing equipment, are approximately $216,000 in 1999, $198,000 in 2000 and $72,000 in 2001. Total expense under non-cancelable operating leases was approximately $153,000 in 1998, $66,000 in 1997 and $64,000 in 1996.

NOTE 10
--------------------------------------------------------------------------------
Net Income (Loss) Per Weighted Average Share Computation

The components of net income (loss) per basic and diluted share are as follows:

-------------------------------------------------------- ------------------ ---------------
(In thousands, except per share amounts)                           1998            1997
-------------------------------------------------------- ------------------ ---------------
Basic:
Net income (loss)                                                 $(2,627)          $2,550
Net income (loss) per share                                       $  (.64)          $  .62

Weighted average number of common shares outstanding                 4,085           4,135
-------------------------------------------------------- ------------------ ---------------

Diluted:
Net income (loss)                                                 $(2,627)          $2,550
Net income (loss) per share                                       $  (.64)          $  .60

Weighted average number of common shares outstanding                 4,085           4,135
 Assumed conversion of stock options                                     -             144
-------------------------------------------------------- ------------------ ---------------
Weighted average common and assumed conversion shares                4,085           4,279
-------------------------------------------------------- ------------------ ---------------


Report of Independent Accountants

To the Shareholders of HEI, Inc.:
We have audited the accompanying balance sheet of HEI, Inc. as of August 31, 1998 and the related statement of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of HEI, Inc. as of and for the years ended August 31, 1997 and 1996 were audited by other auditors whose report, dated September 26, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statements referred to above present fairly, in all material respects, the financial position of HEI, Inc. as of August 31, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.




KPMG Peat Marwick LLP
Minneapolis, Minnesota
October 12, 1998

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

On September 25, 1998, the Company's Board of Directors took action to approve the engagement of KPMG Peat Marwick LLP (KPMG) as the Company's independent accountants following the September 3, 1998 resignation of PricewaterhouseCoopers LLP (PwC), the Company's independent accountants for the past five years. The report by PwC on the Company's financial statements for fiscal years ended August 31, 1997 and 1996 did not contain an adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, scope, or accounting principles. During the Company's fiscal years ended August 31, 1997 and 1996, and the period from September 1, 1997 to September 3, 1998, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, that if not resolved to the satisfaction of PwC would have caused it to make a reference to such disagreement in its report nor any reportable events as defined in Item 304(a) (1) (v) of Regulation S-K. Prior to the engagement of KPMG, neither the Company nor anyone acting on its behalf consulted KPMG on any matter of accounting principles or the application of such principles to a particular transaction.

The Company's independent accountants, KPMG, are engaged to audit the financial statements of the Company and to issue their report thereon. See the accompanying Report of Independent Accountants.

Summary of Quarterly Operating Results (unaudited)
(In thousands, except per share amounts)

----------------------------------- -------------- -------------- -------------- --------------

Fiscal Year 1998                            First         Second          Third         Fourth
----------------------------------- -------------- -------------- -------------- --------------
Net sales                                  $4,080         $4,632         $6,026         $6,067
Gross profit                                  537            992          1,414          1,270
Proxy/change of control costs                   -              -            274          5,390
Operating income (loss)                     (266)            137            336         (4,885)
Net income (loss)                           (104)            204            347         (3,074)
----------------------------------- -------------- -------------- -------------- --------------
Net income (loss) per share
   Basic                                  $ (.03)         $  .05         $  .08         $ (.75)
   Diluted                                $ (.03)         $  .05         $  .08         $ (.75)
----------------------------------- -------------- -------------- -------------- --------------

Fiscal Year 1997                            First         Second          Third         Fourth
----------------------------------- -------------- -------------- -------------- --------------
Net sales                                  $6,258         $9,197         $9,067         $6,440
Gross profit                                2,383          1,629          1,528            898
Operating income                            1,563            809            744            417
Net income                                  1,010            591            539            410
----------------------------------- -------------- -------------- -------------- --------------
Net income per share
   Basic                                  $   .25        $   .14        $   .13        $   .10
   Diluted                                $   .24        $   .14        $   .13        $   .10
----------------------------------- -------------- -------------- -------------- --------------


NOTE:
The summation of quarterly net income (loss) per share for 1998 and on a diluted basis for 1997 does not equate to the calculation for the year since the quarterly calculations are performed on a discrete basis.

Corporate Information

HEI INC

Board of Directors
Anthony J. Fant, Chairman
Chief Executive Officer
of the Company, President
and Chief Executive Officer
Fant Industries Inc.

Eugene W. Courtney
Business Consultant

Edwin W. Finch, III
President
FHL Capital Corporation

David W. Ortlieb
Independent Management Consultant

Steve E. Tondera, Jr.
Senior Vice President
and Chief Financial Officer
Fant Industries Inc.

Mack V. Traynor, III
President and

Chief Executive Officer
NEO Networks

Corporate Officers
and Management
Anthony J. Fant
Chief Executive Officer

Donald R. Reynolds
President

Jerald H. Mortenson
Vice President of Finance
and Administration,
Chief Financial Officer
and Treasurer

Dale A. Nordquist
Vice President of Sales
and Marketing

Stephen K. Petersen
Director of Manufacturing

Scott J. Kazle
Director of Research and Development

Wray A. Wentworth
Director of Corporate Quality

General Counsel
Brown & Wood LLP
New York, New York

Independent Accountants
KPMG Peat Marwick LLP
Minneapolis, Minnesota

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
Phone (612) 443-2500
Facsimile (612) 443-2668

Annual Meeting of Shareholders
The Company's annual meeting of
shareholders will be held on
January 20, 1999 at 3:00 PM at
The Planets (50th floor),
IDS Center, 80 South Eighth Street,
Minneapolis, Minnesota.



Market Price and Related Matters
The Company's common stock is currently traded on The Nasdaq National Market under the symbol HEII. Below are the high and low closing bid prices for each quarter of fiscal year 1998 and 1997, as reported by Nasdaq.

1998                                              High               Low
First Quarter                                $   5-3/4          $4-11/32
Second Quarter                                   7-3/8             4-1/4
Third Quarter                                    7-1/4             6-1/8
Fourth Quarter                                 6-15/16             4-3/4

1997                                              High               Low
First Quarter                                $   9-1/2         $   6-3/8
Second Quarter                                      12                 8
Third Quarter                                    9-1/4             4-1/4
Fourth Quarter                                       6            4-9/16



As of August 31, 1998, the Company had approximately 2,500 shareholders of which approximately 525 are shareholders of record. The Company has not declared cash dividends.